Brookfield Business Partners L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS PARTNERS L.P.

As at March 31, 2019 and December 31, 2018 and for the
three months ended March 31, 2019 and 2018

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	March 31, 2019	December 31, 2018
Current Assets
Cash and cash equivalents	4	$1,540	$1,949
Financial assets	5	587	886
Accounts and other receivable, net	6	4,168	4,307
Inventory, net	7	1,595	1,562
Assets held for sale	8	1,005	63
Other assets	9	1,178	1,014
		10,073	9,781
Financial assets	5	670	483
Accounts and other receivable, net	6	844	853
Other assets	9	473	499
Property, plant and equipment	10	7,789	6,947
Deferred income tax assets		253	280
Intangible assets	3, 11	5,169	5,523
Equity accounted investments	13	537	541
Goodwill	3, 12	2,164	2,411
		$27,972	$27,318
Liabilities and equity
Current Liabilities
Accounts payable and other	14	$6,799	$7,188
Liabilities associated with assets held for sale	8	781	9
Corporate borrowings	16	—	—
Non-recourse subsidiary borrowings	16	1,227	1,819
		8,807	9,016
Accounts payable and other	14	2,720	1,894
Non-recourse subsidiary borrowings	16	9,128	9,047
Deferred income tax liabilities		868	867
		$21,523	$20,824
Equity
Limited partners	19	$1,583	$1,548
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	19	1,450	1,415
Interest of others in operating subsidiaries		3,416	3,531
		6,449	6,494
		$27,972	$27,318

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended March 31,
(US$ MILLIONS, except per unit amounts)	Notes	2019	2018
Revenues	22	$9,201	$8,194
Direct operating costs	21	(8,193)	(7,649)
General and administrative expenses	22	(178)	(118)
Depreciation and amortization expense	22	(311)	(106)
Interest income (expense), net	22	(184)	(86)
Equity accounted income, net	13	7	17
Gain (loss) on acquisitions/dispositions, net	8	(2)	16
Other income (expenses), net		(90)	(14)
Income (loss) before income tax		250	254
Income tax (expense) recovery
Current		(30)	(28)
Deferred		(19)	(10)
Net income (loss)		$201	$216
Attributable to:
Limited partners		$32	$(35)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		30	(34)
Special Limited Partners	19	—	143
Interest of others in operating subsidiaries		139	142
		$201	$216
Basic and diluted earnings per limited partner unit	19	$0.48	$(0.53)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended March 31,
(US$ MILLIONS)	Notes	2019	2018
Net income (loss)		$201	$216
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		$16	$(43)
Net investment and cash flow hedges	4	24	23
Equity accounted investment	13	—	(2)
Taxes on the above items		(7)	(5)
		33	(27)

Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations		4	—
Fair value through OCI		37	24
Taxes on the above item		—	(1)
Total other comprehensive income (loss)		74	(4)
Comprehensive income (loss)		$275	$212
Attributable to:
Limited partners		$42	$(43)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		39	(41)
Special Limited Partners		—	143
Interest of others in operating subsidiaries		194	153
		$275	$212

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Non-Controlling Interests
	Limited Partners					Redemption-Exchange Units held by Brookfield Asset Management Inc.					Special Limited Partners	Preferred Shares
(US$ MILLIONS)	Capital	Retained earnings	Ownership change	Accumulated other comprehensive income (loss) (1)	Limited partners	Capital	Retained earnings	Ownership change	Accumulated other comprehensive income (loss) (1)	Redemption- exchange units	Retained earnings	Capital	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2019	$1,766	$(237)	$205	$(186)	$1,548	$1,674	$(234)	$195	$(235)	$1,400	$—	$15	$3,531	$6,494
Net income (loss)	—	32	—	—	32	—	30	—	—	30	—	—	139	201
Other comprehensive income (loss)	—	—	—	10	10	—	—	—	9	9	—	—	55	74
Total comprehensive income (loss)	—	32	—	10	42	—	30	—	9	39	—	—	194	275
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	24	24
Distributions (2)	—	(4)	—	—	(4)	—	(4)	—	—	(4)	—	—	(333)	(341)
Unit repurchases (2)	(3)	—	—	—	(3)	—	—	—	—	—	—	—	—	(3)
Balance as at March 31, 2019	$1,763	$(209)	$205	$(176)	$1,583	$1,674	$(208)	$195	$(226)	$1,435	$—	$15	$3,416	$6,449
Balance as at January 1, 2018	$1,766	$(69)	$—	$(112)	$1,585	$1,674	$(71)	$—	$(165)	$1,438	$—	$15	$3,026	$6,064
Adoption of new accounting standards	—	(132)	—	—	(132)	—	(128)	—	—	(128)	—	—	(5)	(265)
Revised opening balance January 1, 2018	1,766	(201)	—	(112)	1,453	1,674	(199)	—	(165)	1,310	—	15	3,021	5,799
Net income (loss)	—	(35)	—	—	(35)	—	(34)	—	—	(34)	143	—	142	216
Other comprehensive income (loss)	—	—	—	(8)	(8)	—	—	—	(7)	(7)	—	—	11	(4)
Total comprehensive income (loss)	—	(35)	—	(8)	(43)	—	(34)	—	(7)	(41)	143	—	153	212
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	6	6
Distributions (2)	—	(4)	—	—	(4)	—	(4)	—	—	(4)	(143)	—	(741)	(892)
Balance as at March 31, 2018	$1,766	$(240)	$—	$(120)	$1,406	$1,674	$(237)	$—	$(172)	$1,265	$—	$15	$2,439	$5,125
__________________________

(1)     See Note 20 for additional information.
(2)     See Note 19 for additional information on distributions as it relates to the Special Limited Partners.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Three Months Ended March 31,
(US$ MILLIONS)	Notes	2019	2018
Operating Activities
Net income (loss)		$201	$216
Adjusted for the following items:
Equity accounted earnings, net of distributions		1	4
Depreciation and amortization expense		311	106
Gain on acquisitions/dispositions, net		2	(16)
Provisions and other items		91	38
Deferred income tax expense (recovery)		19	10
Changes in non-cash working capital, net	23	(471)	(405)
Cash from operating activities		154	(47)
Financing Activities
Proceeds from non-recourse subsidiary borrowings		174	1,724
Repayment of non-recourse subsidiary borrowings		(485)	(607)
Lease liability repayment		(38)	—
Proceeds from other credit facilities, net		302	177
Capital provided by others who have interests in operating subsidiaries		24	6
Partnership units repurchased		(3)	—
Distributions to limited partners and Redemption-Exchange Unitholders		(8)	(8)
Distributions to Special Limited Partners Unitholders		—	(48)
Distributions to others who have interests in operating subsidiaries	19	(333)	(741)
Cash from (used in) financing activities		(367)	503
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(103)	(12)
Property, plant and equipment and intangible assets		(198)	(68)
Equity accounted investments		—	(8)
Financial assets		—	(2)
Dispositions
Property, plant and equipment		6	31
Net settlement of hedges		46	—
Restricted cash and deposits		98	(62)
Cash from (used in) investing activities		(151)	(121)
Cash
Change during the period		(364)	335
Impact of foreign exchange on cash		(1)	(2)
Net change in cash classified within assets held for sale		(44)	—
Balance, beginning of year		1,949	1,106
Balance, end of period		$1,540	$1,439

Supplemental cash flow information is presented in Note 23

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018
NOTE 1.    NATURE AND DESCRIPTION OF THE PARTNERSHIP
Brookfield Business Partners L.P. and its subsidiaries, (collectively, "the partnership") own and operate business services and industrial operations ("the Business") on a global basis. Brookfield Business Partners L.P. was registered as a limited partnership established under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as further amended on June 17, 2016. Brookfield Business Partners L.P. is a subsidiary of Brookfield Asset Management Inc. ("Brookfield Asset Management" or "Brookfield" or the "parent company"). Brookfield Business Partners L.P.'s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BBU" and "BBU.UN", respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation
These unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the International Accounting Standards Board, or the IASB, and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2018, except for the impact of the adoption of the accounting standards described below. The accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2018 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.
The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the partnership's consolidated financial statements as at and for the year ended December 31, 2018. There have been no significant changes to the method of determining significant estimates and judgments since December 31, 2018, other than changes required as a result of adopting new standards as discussed below.
These unaudited interim condensed consolidated financial statements were approved by the partnership's Board of Directors and authorized for issue on May 10, 2019.
Revision of Comparatives
The comparative cash flow figures for the three month period ended March 31, 2018, have been revised for the correction of an immaterial error identified by management in the unaudited interim condensed consolidated statements of cash flows related to the reclassification of cash flows from bank overdrafts resulting from an acquisition completed in May 2017 in our business services segment. As a result, for the three month period ended March 31, 2018, $177 million which was previously reported in accounts payable and other within the operating activities line item entitled changes in non-cash working capital, net, is now being reported within the financing activities line item entitled proceeds from credit facilities, net. The 2018 comparative figures in the supplemental cash flow information within Note 23 have also been updated to remove the bank overdraft which was previously recorded within accounts payable and other. The correction of the classification in the statement of cash flow is immaterial and had no impact on the partnership’s historical unaudited interim condensed statements of financial position, statements of operating results, statements of comprehensive income, and statements of changes in equity.

(b)	New accounting policies adopted
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2019.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

(i)	Leases
The partnership has applied IFRS 16, Leases ("IFRS 16") as of its effective date of January 1, 2019. The new standard brings most leases on the statement of financial position, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019. The transition impact is outlined in Note 2(c).
The partnership assesses whether a contract is, or contains, a lease at inception of the contract and recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is a lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the partnership recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.
The lease liability is initially measured at the present value of the future lease payments, discounted using the interest rate implicit in the lease, if that rate can be determined, or otherwise the incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise i) fixed lease payments, including in-substance fixed payments, less any lease incentives; ii) variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date; iii) the amount expected to be payable by the lessee under residual value guarantees; iv) the exercise price of purchase options, if it is reasonably certain that the option will be exercised; and v) payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.
The partnership remeasures lease liabilities and makes a corresponding adjustment to the related right-of-use asset when i) the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; ii) the lease payments have changed due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or iii) a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
The right-of-use asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date and any initial direct costs. The right-of-use asset is subsequently measured at cost less accumulated depreciation and impairment losses. It is depreciated over the shorter period of the lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the partnership expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts on the commencement date of the lease. The partnership applies IAS 36, Impairment of Assets, to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the PP&E policy.
Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are included in the line "direct operating costs" in the Consolidated Statement of Operations.
The partnership has applied critical judgments in the application of IFRS 16, including: i) identifying whether a contract (or part of a contract) includes a lease; and ii) determining whether it is reasonably certain that lease extension or termination options will be exercised in determining lease terms. The partnership also uses critical estimates in the application of IFRS 16, including the estimation of lease term and determination of the appropriate rate to discount the lease payments.
The partnership has elected to apply the following practical expedients in its application of the standard:

•
To recognize the payments associated with short-term and low value leases on a straight-line basis as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed; and

•	To not allocate contract consideration between lease and non-lease components, but rather account for each lease and non-lease component as a single lease component, on a lease-by-lease basis.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

(ii)	Uncertainty over Income Tax Treatments
In June 2017, the IASB published IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23"), effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. On January 1, 2019, the partnership adopted IFRIC 23 on a modified retrospective basis. The adoption did not have a significant impact on the partnership's financial results.

(iii)	Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3, Business Combinations (“IFRS 3”), effective for annual periods beginning on or after January 1, 2020, with the option to early adopt beginning January 1, 2019. The amendment clarifies the definition of a business and assists entities in determining whether an acquisition is a business combination or an acquisition of a group of assets. The amendment emphasizes that the output of a business is to provide goods and services to customers and also provides supplementary guidance. The partnership adopted the IFRS 3 amendment on January 1, 2019 on a prospective basis and the adoption did not have an impact on the partnership’s consolidated financial statements.

(c)	Impact on adoption of new IFRS standards
The partnership has adopted IFRS 16 using the modified retrospective method, whereby any transitional impact is recorded in equity as at January 1, 2019, and comparative periods are not restated. In applying IFRS 16 for the first time, the partnership has applied the following practical expedients permitted by the standard on a lease-by-lease basis. These practical expedients are only available upon adoption and cannot be applied for any new lease executed after adoption:

•	The accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019 as short-term leases;

•	The application of a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	The application of the policy choice option on adoption to measure the right-of-use assets at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments;

•
The reliance on our assessments of whether leases are onerous applied IAS 37, Provisions, Contingent Liabilities and Contingent Assets, immediately before January 1, 2019, instead of performing an impairment review; and

•	The use of hindsight in determining the lease term if the contract contains options to extend or terminate the lease.
In addition, the partnership has applied the practical expedient available on transition to not reassess whether a contract meets the definition of a lease under IFRS 16 if the contract was, or was not, previously classified as a lease under IAS 17 Leases and IFRIC 4 Determining whether an Arrangement Contains a Lease prior to the adoption of IFRS 16.
The adoption of IFRS 16 resulted in the recognition of lease liabilities that are recorded in accounts payable and other of $987 million and right-of-use assets that are classified as property, plant, and equipment of $978 million, adjusted for any prepaid or accrued lease payments (including any lease incentives). The adoption of IFRS 16 did not have any impact on equity. The weighted average incremental borrowing rate used in determining the lease liabilities on January 1, 2019 was approximately 4.3%. The difference between the operating lease commitments disclosed applying IAS 17 as at December 31, 2018 and the lease liabilities recognized as at January 1, 2019 is due to discounting using the incremental borrowing rate on January 1, 2019, and short-term and low value leases recognized on a straight-line basis as expense. When comparing results to prior periods, the adoption of IFRS 16 resulted in a reduction of direct operating costs by $53 million and an increase to interest and depreciation expense of $12 million and $41 million, respectively, for the three month period ended March 31, 2019. In addition, under IFRS 16, lease payments are split between cash payments for the interest portion of the lease liability, which are classified as cash flows used in operating activities, and repayments of principal, which are classified as cash flows used in financing activities. Whereas under IAS 17, payments under operating leases were presented as part of cash flows used in operating activities.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

NOTE 3.    ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees' relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

(a)	Acquisitions completed in the three months ended March 31, 2019
There were no significant acquisitions for the three months ended March 31, 2019.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

(b)	Acquisitions completed in 2018
The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition dates:

(US$ MILLIONS)	Business Services (6)	Infrastructure Services (5)	Industrials	Total (1)
Cash	$25	$1,764	$45	$1,834
Non-cash consideration	—	275	—	275
Total Consideration (2)	$25	$2,039	$45	$2,109

(US$ MILLIONS)
Cash and cash equivalents	$36	$592	$30	$658
Accounts and other receivable, net	11	836	75	922
Inventory, net	2	626	58	686
Equity accounted investments	—	328	1	329
Property, plant and equipment	56	4,631	187	4,874
Intangible assets	28	2,544	231	2,803
Goodwill	36	712	180	928
Deferred income tax assets	—	11	27	38
Financial assets	—	364	2	366
Other assets	—	1,234	—	1,234
Accounts payable and other	(28)	(3,284)	(199)	(3,511)
Borrowings	(50)	(3,352)	(266)	(3,668)
Deferred income tax liabilities	(2)	(83)	(72)	(157)
Net assets acquired before non-controlling interest	89	5,159	254	5,502
Non-controlling interest (3) (4)	(64)	(3,120)	(209)	(3,393)
Net Assets Acquired	$25	$2,039	$45	$2,109
__________________________________

(1)	The initial fair values of acquired assets, liabilities and goodwill for the acquisitions have been determined on a preliminary basis at the end of the reporting period.

(2)	Excludes consideration attributable to non-controlling interest, which represents the interest of others in operating subsidiaries.

(3)	Non-controlling interest recognized on business combination, were measured at fair value for business services and infrastructure services.

(4)	Non-controlling interest recognized on business combination, were measured at the proportionate share of fair value of the assets acquired and liabilities assumed for industrials.

(5)
Adjustments to a purchase price allocation within our infrastructure services segment resulted in a decrease in property, plant and equipment of $38 million, a decrease in intangible assets of $139 million, a decrease in goodwill of $48 million, an increase in financial assets of $47 million, an increase in other assets of $208 million and a decrease in accounts payable and other of $147 million.

(6)	Adjustments to a purchase price allocation within our business services segment resulted in a $5 million increase to goodwill.
Business Services
In 2018, the partnership, together with institutional investors, acquired Imagine Communications Group Limited and completed tuck-in acquisitions through its investments in its facilities management business and fuel marketing business for total consideration of $25 million attributable to the partnership. On acquisition, the partnership’s voting interest in each of these acquisitions was greater than 50% and gave the partnership control over the business. Accordingly, the partnership consolidates these businesses for financial reporting purposes.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

Infrastructure Services
Westinghouse Electric Company (“Westinghouse”)
On August 1, 2018, the partnership, together with institutional investors, acquired a 100% interest in Westinghouse, a leading global provider of infrastructure services to the power generation industry. The partnership's economic interest of 44% was acquired for consideration of $1,686 million. As a result of the on-going negotiations a purchase price adjustment of $78 million was recorded during the first quarter of 2019. The partnership has a 100% voting interest in this business, which provides us with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Acquisition costs of approximately $55 million were expensed at the acquisition date and recorded as other expenses on the consolidated statements of operating results. Goodwill of $165 million was acquired, which represents the expected growth the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes. Intangible assets of $2,544 million were acquired, primarily comprised of developed technology and the Westinghouse trade name.
The partnership’s results from operations for the period ended December 31, 2018 includes $743 million of revenue and $37 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2018, the partnership would have recorded revenue of $1,715 million for the period ended December 31, 2018 and net loss of $105 million attributable to the partnership for the period ended December 31, 2018.
Teekay Offshore Partners L.P. ("Teekay Offshore")
Prior to July 3, 2018, the partnership, together with institutional investors, had a 60% economic interest in Teekay Offshore and a 49% voting interest in Teekay Offshore's General Partner ("Teekay Offshore GP"). The 60% economic interest in Teekay Offshore was accounted for using the equity method. On July 3, 2018, the partnership, together with institutional investors, exercised its general partner option to acquire an additional 2% voting interest in Teekay Offshore GP, in exchange for one million of warrants and began consolidating the business. On acquisition, the partnership, together with institutional investors, had a 60% economic interest in Teekay Offshore and a 51% voting interest in Teekay Offshore GP, which provided the partnership with control over the business. Accordingly, the partnership has consolidated this business for financial statement purposes. Total consideration for the acquisition was $275 million attributable to the partnership and acquisition costs of $nil were expensed at the acquisition date and recorded as other expenses on the consolidated statements of operating results.
Goodwill of $547 million was acquired, which represents benefits we expect to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.
The partnership's results from operations for the period ended December 31, 2018 includes revenues of $181 million and approximately $46 million of net income attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2018, the partnership would have recorded revenue of $334 million for the period ended December 31, 2018 and net income of $54 million attributable to the partnership for the period ended December 31, 2018.
The following table provides details of the business combinations achieved in stages on a gross basis:

(US$ MILLIONS)	December 31, 2018
Fair value of investment immediately before acquiring control	$651
Less: Carrying value of investment immediately before acquisition	447
Add: Amounts recognized in OCI (1)	2
Remeasurement gain	$206
Gain on extinguishment (2)	44
Gain (loss) on acquisitions/dispositions, net	$250
Total gain on acquisition attributable to non-controlling interest	$135
Total gain on acquisition attributable to the partnership	$115
____________________________________

(1)	Included in carrying value of the investment immediately before acquisition.

(2)	The partnership recognized a total gain on extinguishment of $44 million at the subsidiary level ($18 million on debt and $26 million on warrants).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

Industrials
Schoeller Allibert Group B.V. ("Schoeller Allibert")
On May 15, 2018, the partnership, together with institutional investors, acquired a 70% interest in Schoeller Allibert, one of Europe's leading manufacturers of returnable plastic packaging systems. The partnership's economic interest of 14% was acquired for consideration of $45 million. The partnership has a 52% voting interest in this business, which provides us with control. Accordingly, the partnership consolidates this business for financial reporting purposes.
Acquisition costs of approximately $9 million were expensed at the acquisition date and recorded as other expenses on the consolidated statements of operating results. Goodwill of $180 million was acquired, which represents the expected growth the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes. Intangible assets of $231 million were acquired, primarily comprised of patented technology and customer relationships.
The partnership’s results from operations for the period ended December 31, 2018 includes $56 million of revenue and $3 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2018, the partnership would have recorded revenue of $86 million for the period ended December 31, 2018 and net loss of $4 million attributable to the partnership for the period ended December 31, 2018.
NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. Financial instruments classified as fair value through profit or loss are carried at fair value in the unaudited interim condensed consolidated statements of financial position and changes in fair values are recognized in profit or loss.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

The following table provides the details of financial instruments and their associated financial instrument classifications as at March 31, 2019:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,540	$1,540
Accounts receivable, net (current and non-current) (1)	58	—	4,954	5,012
Other assets (current and non-current) (2)	—	—	530	530
Financial assets (current and non-current) (3)	342	420	495	1,257
Total	$400	$420	$7,519	$8,339
Financial liabilities
Accounts payable and other (4)	$276	$64	$5,449	$5,789
Borrowings (current and non-current)	—	—	10,355	10,355
Total	$276	$64	$15,804	$16,144
____________________________________

(1)	Accounts receivable recognized at fair value relates to our mining business.

(2)	Excludes prepayments and other assets of $1,121 million.

(3)	Refer to Hedging Activities in Note 4(a) below.

(4)	Excludes provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and various taxes and duties of $3,730 million.
Included in cash and cash equivalents as at March 31, 2019 is $912 million of cash (December 31, 2018: $1,597 million) and $628 million of cash equivalents (December 31, 2018: $352 million) which includes $518 million on deposit with Brookfield (December 31, 2018: $244 million), as described in Note 17.
The fair value of all financial assets and liabilities as at March 31, 2019 were consistent with carrying value, with the exception of the borrowings at Teekay Offshore, where fair value determined using Level 1 and Level 2 inputs resulted in a fair value of $2,578 million (December 31, 2018: $2,611 million) versus a carrying value of $2,581 million (December 31, 2018: $2,638 million).
Included in financial assets as at March 31, 2019 is $316 million of equity instruments designated as measured at fair value through OCI (December 31, 2018: $283 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2018:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,949	$1,949
Accounts receivable, net (current and non-current) (1)	67	—	5,093	5,160
Other assets (current and non-current) (2)	—	—	563	563
Financial assets (current and non-current) (3)	413	376	580	1,369
Total	$480	$376	$8,185	$9,041
Financial liabilities
Accounts payable and other (4)	$311	$48	$4,679	$5,038
Borrowings (current and non-current)	—	—	10,866	10,866
Total	$311	$48	$15,545	$15,904
____________________________________

(1)	Accounts receivable recognized at fair value relates to our mining business.

(2)	Excludes prepayments and other assets of $950 million.

(3)	Refer to Hedging Activities in Note 4(a) below.

(4)	Excludes provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and various taxes and duties of $4,044 million.

(a)Hedging activities
The partnership uses foreign exchange contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three months ended March 31, 2019, pre-tax net losses of $14 million (March 31, 2018: net gains of $34 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at March 31, 2019, there was a derivative asset balance of $23 million (December 31, 2018: $76 million) and derivative liability balance of $1 million (December 31, 2018: $nil) relating to derivative contracts designated as net investment hedges.
The partnership uses commodity swap contracts to hedge the sale price of its gas contracts as well as the purchase price of decant oil. Foreign exchange contracts and option contracts may be used to hedge highly probable future transactions. The partnership also uses interest rate swaps to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the three months ended March 31, 2019, pre-tax net gains of $38 million (March 31, 2018: net loss of $9 million) were recorded in other comprehensive income for the effective portion of cash flow hedges. As at March 31, 2019, there was a derivative asset balance of $81 million (December 31, 2018: $17 million) and derivative liability balance of $63 million (December 31, 2018: $48 million) relating to the derivative contracts designated as cash flow hedges.
Other derivative instruments are measured at fair value, with changes in fair value recognized in the consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

(b)Fair value hierarchical levels — financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $278 million (December 31, 2018: $280 million) of financial assets and $51 million (December 31, 2018: $50 million) of financial liabilities, which are measured at fair value using valuation inputs based on management's best estimates.
There were no transfers between levels during the three month period ended March 31, 2019. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at March 31, 2019 and December 31, 2018:

	March 31, 2019			December 31, 2018
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$302	$—	$—	$266	$—	$—
Accounts receivable	—	58	—	—	67	—
Loans and notes receivable	—	—	—	—	—	—
Derivative assets	7	175	—	41	202	—
Other financial assets	—	—	278	—	—	280
Total	$309	$233	$278	$307	$269	$280
Financial liabilities
Derivative liabilities	$5	$284	$15	$13	$296	$13
Other financial liabilities	—	—	36	—	—	37
Total	$5	$284	$51	$13	$296	$50

The following table presents the change in the balance of financial assets classified as Level 3 as at March 31, 2019:

(US$ MILLIONS)	March 31, 2019
Balance at beginning of year	$280
Fair value change recorded in net income	(3)
Fair value change recorded in other comprehensive income	1
Balance at end of period	$278

(c)Offsetting of financial assets and liabilities
Financial assets and liabilities are offset with the net amount reported in the unaudited interim condensed consolidated statements of financial position where the partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As at March 31, 2019, $7 million gross, of financial assets (December 31, 2018: $nil) and $3 million gross, of financial liabilities (December 31, 2018: $nil) were offset in the unaudited interim condensed consolidated statements of financial position related to derivative financial instruments.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

NOTE 5.    FINANCIAL ASSETS

(US$ MILLIONS)	March 31, 2019	December 31, 2018
Current
Marketable securities (1)	$302	$265
Restricted cash	128	376
Derivative contracts	144	223
Loans and notes receivable	13	22
Total current	$587	$886
Non-current
Marketable securities (1)	$—	$1
Restricted cash	204	32
Derivative contracts	38	20
Loans and notes receivable	150	150
Other financial assets (2)	278	280
Total non-current	$670	$483
____________________________________

(1)	During the three month period ended March 31, 2019, the partnership recognized $nil (March 31, 2018: $nil) of net gains on disposition of marketable securities.

(2)	Other financial assets include secured debentures to homebuilding companies in our business services segment.

The decrease in financial assets, net from December 31, 2018, is primarily due to a decrease in fair value of derivatives at Greenergy, combined with lower restricted cash at Westinghouse.
NOTE 6.    ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	March 31, 2019	December 31, 2018
Current, net	$4,168	$4,307
Non-current, net
Accounts receivable	38	37
Retainer on customer contract	99	103
Billing rights	707	713
Total Non-current, net	$844	$853
Total	$5,012	$5,160
The decrease in accounts and other receivable, net from December 31, 2018 is primarily due to a decrease in trade receivables at Westinghouse and classification of our facilities management business as held for sale during the quarter. The decrease is partially offset by an increase in trade receivables at Greenergy due to an increase in fuel prices at the end of the quarter.
Billing rights represent unbilled rights arising at BRK Ambiental from revenue earned from the construction on public concessions contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

NOTE 7.    INVENTORY, NET

(US$ MILLIONS)	March 31, 2019	December 31, 2018
Current
Raw materials and consumables	$581	$605
Fuel products (1)	502	490
Work in progress	261	258
RTFO certificates (2)	119	95
Finished goods and other (3)	132	114
Carrying amount of inventories	$1,595	$1,562
____________________________________

(1)	Fuel products are traded in active markets and are purchased with a view to resell in the near future. As a result, stocks of fuel products are recorded at fair value based on quoted market prices.

(2)
RTFO certificates held for trading as at March 31, 2019 have a fair value of $nil (December 31, 2018: $nil). There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity.

(3)	Finished goods and other is mainly composed of finished goods inventory in our infrastructure services segment.
NOTE 8.    ASSETS HELD FOR SALE

(US$ MILLIONS)	March 31, 2019	December 31, 2018
Cash and cash equivalents	$44	$—
Accounts receivable, net	450	28
Financial assets	26	—
Inventory	6	6
Deferred income tax asset	3	—
Property, plant and equipment	88	29
Intangible assets	176	—
Goodwill	212	—
Assets held for sale	$1,005	$63

Accounts payable and other	$555	$9
Deferred income tax liabilities	1	—
Borrowings	225	—
Liabilities associated with assets held for sale	$781	$9
Business Services - Facilities management business
On March 11, 2019, the partnership announced an agreement to sell its facilities management business to CCMP Capital Advisors, LP for approximately $1 billion. Closing of the transaction remains subject to customary closing conditions and is expected to occur in the second quarter of 2019. As at March 31, 2019 the partnership has classified its facilities management business as held for sale.
Industrials - Infrastructure support products manufacturing
During the three month period ended March 31, 2019, our infrastructure support products manufacturing operation sold inventory and certain machinery and equipment for proceeds of $4 million. An associated net loss on this disposition resulted in a loss of $2 million being recorded for the three months ended March 31, 2019. At March 31, 2019, our infrastructure support products manufacturing operation has certain asset and liabilities related to plants within the precast operations classified as held for sale.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

NOTE 9.    OTHER ASSETS

(US$ MILLIONS)	March 31, 2019	December 31, 2018
Current
Work in progress (1)	$468	$506
Prepayments and other assets	710	508
Total current	$1,178	$1,014
Non-current
Work in progress (1)	$62	$57
Prepayments and other assets	411	442
Total non-current	$473	$499
____________________________________

(1)	See Note 15 for additional information.
NOTE 10.    PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	March 31, 2019	December 31, 2018
Gross Carrying Amount:
Beginning Balance	$8,415	$3,425
Additions	183	500
Disposals	(30)	(131)
Acquisitions through business combinations (1)	(39)	4,913
Transfers and assets reclassified as held for sale (2)	(70)	(38)
Changes in accounting policy	978	—
Net foreign currency exchange differences	43	(254)
Ending Balance	$9,480	$8,415
Accumulated Depreciation and Impairment
Beginning Balance	(1,468)	(895)
Depreciation/depletion/impairment expense	(228)	(720)
Disposals	10	62
Transfers and assets reclassified as held for sale (2)	13	2
Net foreign currency exchange differences	(18)	83
Ending Balance	$(1,691)	$(1,468)
Net Book Value (3)	$7,789	$6,947
____________________________________

(1)	See Note 3 for additional information.

(2)	See Note 8 for additional information.

(3)	Includes right-of-use assets of $981 million as at March 31, 2019.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

NOTE 11.    INTANGIBLE ASSETS

(US$ MILLIONS)	March 31, 2019	December 31, 2018
Gross Carrying Amount:
Beginning Balance	$6,001	$3,360
Additions, net	45	153
Disposals	—	(8)
Acquisitions through business combinations (1)	(136)	2,911
Assets reclassified as held for sale	(260)	—
Net foreign currency exchange differences	(14)	(415)
Ending Balance	$5,636	$6,001
Accumulated Amortization and Impairment
Beginning Balance	(478)	(266)
Amortization expense	(79)	(249)
Disposals	—	4
Assets reclassified as held for sale	82	—
Net foreign currency exchange differences	8	33
Ending Balance	$(467)	$(478)
Net Book Value	$5,169	$5,523
____________________________________

(1)	See Note 3 for additional information.
NOTE 12.    GOODWILL

(US$ MILLIONS)	March 31, 2019	December 31, 2018
Balance at beginning of period	$2,411	$1,554
Acquisitions through business combinations (1)	(43)	957
Assets reclassified as held for sale	(212)	—
Foreign currency translation	8	(100)
Balance at end of period	$2,164	$2,411
____________________________________

(1)	See Note 3 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

NOTE 13.    EQUITY ACCOUNTED INVESTMENTS

(US$ MILLIONS)	March 31, 2019	December 31, 2018
Balance at beginning of year	$541	$609
Adoption of new accounting standard	—	(7)
Acquisitions through business combinations (1)	—	310
Additions (2)	—	267
Dispositions (2)	—	(599)
Share of net income	7	10
Share of other comprehensive income/(loss)	—	(1)
Distributions received	(8)	(29)
Foreign currency translation	(3)	(19)
Balance at end of period	$537	$541
____________________________________

(1)	See Note 3 for additional information.

(2)	Includes non-cash additions/ dispositions related to the consolidation of our equity accounted investment in Teekay Offshore.
NOTE 14.    ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	March 31, 2019	December 31, 2018
Current
Accounts payable	$1,750	$1,819
Accrued and other liabilities (1) (2) (4)	3,413	3,498
Work in progress (3)	1,421	1,637
Provisions and decommissioning liabilities	215	234
Total current	$6,799	$7,188
Non-current
Accounts payable	$93	$97
Accrued and other liabilities (2) (4)	2,051	1,206
Work in progress (3)	40	71
Provisions and decommissioning liabilities	536	520
Total non-current	$2,720	$1,894
____________________________________

(1)	Includes bank overdrafts of $883 million as at March 31, 2019 (December 31, 2018: $581 million).

(2)
Includes a defined benefit pension obligation of $502 million ($14 million current and $488 million non-current) and a post-retirement benefit obligation of $68 million ($5 million current and $63 million non-current) as at March 31, 2019.

(3)	See Note 15 for additional information.

(4)	Includes lease liabilities of $1,002 million ($151 million current and $851 million non-current) as at March 31, 2019.

The increase in accounts payable and other from December 31, 2018 is primarily attributable to the recognition of lease liabilities recorded on the adoption of IFRS 16, combined with an increase in short-term borrowings at Greenergy, partially offset by the classification of our facilities management business as held for sale during the quarter.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

NOTE 15.    CONTRACTS IN PROGRESS

(US$ MILLIONS)	March 31, 2019	December 31, 2018
Contract costs incurred to date	$19,927	$20,455
Profit recognized to date (less recognized losses)	2,160	1,946
	22,087	22,401
Less: progress billings	(23,018)	(23,546)
Contract work in progress (liability)	$(931)	$(1,145)
Comprising:
Amounts due from customers — work in progress	$530	$563
Amounts due to customers — creditors	(1,461)	(1,708)
Net work in progress	$(931)	$(1,145)
NOTE 16.    BORROWINGS

(a)	Corporate borrowings
As at March 31, 2019, the partnership has a revolving credit facility with Brookfield that permits borrowings of up to $500 million for the purpose of funding acquisitions and investments. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.75%, or the specified base rate or prime rate plus 2.75%. As at March 31, 2019, the credit facility remains undrawn.
The partnership also has bilateral credit facilities with a diverse group of banks with aggregate borrowing capacity of $825 million. Advances under the facilities are available in Euros, Sterling, Australian, U.S. or Canadian dollars, and advances bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers' acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The facilities are used for general corporate purposes and to fund acquisitions and investments. As at March 31, 2019, the credit facility remains undrawn.

(b)	Non-recourse subsidiary borrowings
Total current and non-current borrowings as at March 31, 2019 were $10,355 million (December 31, 2018: $10,866 million). The decrease of $511 million compared to December 31, 2018 is primarily due to the classification of our facilities management business as held for sale during the quarter, combined with debt repayments at GrafTech and Teekay Offshore.
Some of the partnership's businesses have credit facilities in which they borrow and repay on a monthly basis. This movement has been shown on a net basis in the partnership's unaudited interim condensed consolidated statements of cash flow.
The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving term credit facilities and revolving operating facilities with variable interest rates. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. One of the partnership's real estate services businesses within our business services segment has a securitization program under which it transfers an undivided co-ownership interest in eligible receivables on a fully serviced basis, for cash proceeds, at their fair value under the terms of the agreement. While the sale of the co-ownership interest is considered a legal sale, the partnership has determined that the asset derecognition criteria has not been met as substantially all risk and rewards of ownership are not transferred.
Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements of their term loans and credit facilities.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

NOTE 17.    RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties on exchange value. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements.

(a)	Transactions with the parent company
As at March 31, 2019, $nil (December 31, 2018: $nil) was drawn on the credit facilities under the Brookfield Credit Agreements.
The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield, as approved by the Board of Directors. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at March 31, 2019, the amount of the deposit was $518 million (December 31, 2018: $244 million) and was included in cash and cash equivalents. For the three months ended March 31, 2019, the partnership earned interest income of $3 million (March 31, 2018: $3 million) on these deposits.
The partnership pays Brookfield a quarterly base management fee. For purposes of calculating the base management fee, the total capitalization of Brookfield Business Partners L.P. is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the partnership units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients that are not held by the partnership, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. The base management fee for the three month period ended March 31, 2019 was $12 million and (March 31, 2018: $13 million).
In its capacity as the holder of the special limited partner (“Special LP”) units of Holding LP, Brookfield is entitled to incentive distribution rights. The incentive distribution for the three months ended March 31, 2019 was $nil (March 31, 2018: $143 million).
In addition, at the time of spin-off, the partnership entered into indemnity agreements with Brookfield related to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify us for the receipt of payments relating to such contracts.
(b)Other
The following table summarizes other transactions the partnership has entered into with related parties:

	Three Months Ended
(US$ MILLIONS)	March 31, 2019	March 31, 2018
Transactions during the period (1)
Business services revenues	$91	$102
____________________________________

(1)	Within our business services segment, the partnership provides construction services and real estate financial advisory services to affiliates of Brookfield.

(US$ MILLIONS)	March 31, 2019	December 31, 2018
Balances at end of period
Accounts receivable	$47	$63
Accounts payable and other (1)	$112	$63
Property, plant and equipment (2)	$32	$—
____________________________________

(1)	March 31, 2019 includes $36 million of lease liabilities.

(2)	March 31, 2019 is comprised of right-of-use assets.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

NOTE 18.    DERIVATIVE FINANCIAL INSTRUMENTS
The partnership's activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The aggregate amount of the partnership derivatives financial instrument position is as follows:

(US$ MILLIONS)	March 31, 2019		December 31, 2018
	Financial Asset	Financial Liability	Financial Asset	Financial Liability
Foreign currency forward contracts	$62	$62	$100	$47
Warrants	—	16	—	13
Interest rate swaps	9	189	3	144
Commodities contracts	74	37	131	114
Cross currency swaps	—	—	—	4
Options Contracts	37	—	9	—
Total	$182	$304	$243	$322

Total Current	$144	$96	$223	$157
Total Non-current	$38	$208	$20	$165
NOTE 19.    EQUITY
For the three month period ended March 31, 2019, the partnership distributed dividends to limited partner, general partner and redemption-exchange unitholders of $8 million or approximately $0.0625 per partnership unit (March 31, 2018: $8 million). For the three month period ended March 31, 2019, the partnership distributed to others who have interests in the operating subsidiaries $333 million primarily resulting from the distributions of proceeds on the sale of our Australian energy operation and distributions from Westinghouse (March 31, 2018: $741 million).
During the three month period ended March 31, 2019, the partnership repurchased and cancelled 89,027 limited partnership units for $3 million (March 31, 2018: $nil) and incurred less than $1 million in commission costs (March 31, 2018: $nil).
(a)Earnings per limited partner unit
Net income attributable to limited partnership unitholders was $32 million for the three month period ended March 31, 2019. The weighted average number of limited partnership units was 66 million for the three month period ended March 31, 2019 (March 31, 2018: 66 million).
(b)Incentive distribution to Special Limited Partnership Units
In its capacity as the holder of the special limited partnership units of Holding LP, Brookfield is entitled to incentive distribution rights which are based on a 20% increase in the unit price of the partnership over an initial threshold based on the volume-weighted average price of the units, subject to a high water mark. During the three months ended March 31, 2019, the volume weighted average price per unit was $34.09, which was below the previous incentive distribution threshold of $41.96/unit, resulting in an incentive distribution of $nil for the quarter (March 31, 2018: $143 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

NOTE 20.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(a)	Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2019	$(182)	$9	$(13)	$(186)
Other comprehensive income (loss)	4	5	1	10
Balance as at March 31, 2019	$(178)	$14	$(12)	$(176)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2018	$(111)	$6	$(7)	$(112)
Other comprehensive income (loss)	(13)	3	2	(8)
Balance as at March 31, 2018	$(124)	$9	$(5)	$(120)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(b)	Attributable to Non-controlling interest — Redemption-Exchange Units held by Brookfield Asset Management Inc.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2019	$(232)	$7	$(10)	$(235)
Other comprehensive income (loss)	3	4	2	9
Ownership changes	—	—	—	—
Balance as at March 31, 2019	$(229)	$11	$(8)	$(226)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2018	$(165)	$4	$(4)	$(165)
Other comprehensive income (loss)	(11)	2	2	(7)
Balance as at March 31, 2018	$(176)	$6	$(2)	$(172)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

NOTE 21.    DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Key decision makers of the partnership are all employees of the ultimate parent company or its subsidiaries, which provides management services under the master services agreement with Brookfield.
Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses, and taxes and primarily relate to cost of sales and compensation. The following table lists direct operating costs for the three months ended March 31, 2019, and March 31, 2018 by nature:

	Three Months Ended
(US$ MILLIONS)	March 31, 2019	March 31, 2018
Cost of sales	$7,316	$7,176
Compensation	856	454
Property taxes, sales taxes and other	21	19
Total	$8,193	$7,649
Inventories recognized as expenses during the three month period ended March 31, 2019 amounted to $4,605 million (March 31, 2018: $4,641 million).
NOTE 22.    SEGMENT INFORMATION
Our operations are organized into four operating segments which are regularly reviewed by our Chief Operating Decision Maker (the "CODM") for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are company funds from operations, or Company FFO and Company EBITDA.
Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate, and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment.
Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expenses, current income taxes, and realized disposition gains, current income taxes and interest expenses related to equity accounted investments.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

	Three Months Ended March 31, 2019
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$6,935	$1,289	$977	$—	$9,201
Direct operating costs	(6,778)	(892)	(521)	(2)	(8,193)
General and administrative expenses	(67)	(34)	(58)	(19)	(178)
Equity accounted Company EBITDA (3)	8	21	4	—	33
Company EBITDA attributable to others (4)	(53)	(249)	(295)	—	(597)
Company EBITDA (1)	45	135	107	(21)	266
Realized disposition gain (loss)	—	—	(2)	—	(2)
Other income (expenses), net (5)	—	(4)	2	—	(2)
Interest income (expense), net	(20)	(101)	(69)	6	(184)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investment (3)	(1)	(3)	(1)	—	(5)
Current income taxes	(10)	9	(34)	5	(30)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	18	66	78	—	162
Company FFO (1)	32	102	81	(10)	205
Depreciation and amortization expense (2)					(311)
Other income (expense), net (5)					(88)
Deferred income taxes					(19)
Non-cash items attributable to equity accounted investments (3)					(21)
Non-cash items attributable to others (4)					296
Net income (loss) attributable to unitholders (1)					$62
____________________________________

(1)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

(2)
For the three month period ended March 31, 2019, depreciation and amortization by segment is as follows: business services $57 million, infrastructure services $169 million, industrials $85 million, and corporate and other $nil.

(3)	The sum of these amounts equates to equity accounted income of $7 million.

(4)	Total cash and non-cash items attributable to the interest of others equals net income of $139 million as per the unaudited interim condensed consolidated statements of operating results.

(5)	The sum of these amounts equates to other expenses of $90 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

	Three Months Ended March 31, 2018
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Revenues	$7,347	$2	$842	$3	$8,194
Direct operating costs	(7,234)	—	(413)	(2)	(7,649)
General and administrative expenses	(67)	—	(35)	(16)	(118)
Equity accounted Company EBITDA (3)	8	35	16	—	59
Company EBITDA attributable to others (4)	(25)	—	(270)	—	(295)
Company EBITDA (1)	29	37	140	(15)	191
Realized disposition gain (loss), net	—	—	16	—	16
Interest income (expense), net	(19)	—	(67)	—	(86)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investment (3)	—	(15)	(4)	—	(19)
Current income taxes	(8)	—	(20)	—	(28)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	15	—	49	—	64
Company FFO (1)	17	22	114	(15)	138
Depreciation and amortization expense (2)					(106)
Other income (expense), net					(14)
Deferred income taxes					(10)
Non-cash items attributable to equity accounted investments (3)					(23)
Non-cash items attributable to others (4)					89
Net income (loss) attributable to unitholders (1)					$74
____________________________________

(1)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

(2)
For the three month period ended March 31, 2018, depreciation and amortization by segment is as follows: business services $33 million, infrastructure services $nil, industrials $73 million, and corporate and other $nil.

(3)	The sum of these amounts equates to equity accounted income of $17 million.

(4)	Total cash and non-cash items attributable to the interest of others equals net income of $142 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of the partnership's assets by reportable operating segment as at March 31, 2019 and December 31, 2018:

	As at March 31, 2019
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Total assets	$8,570	$11,286	$7,494	$622	$27,972

	As at December 31, 2018
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Total assets	$7,613	$11,640	$7,650	$415	$27,318
Revenues from Contracts with Customers
The table below summarizes our segment revenue by geography for IFRS 15 revenue for the three months ended March 31, 2019:

	Three Months Ended March 31, 2019
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
United Kingdom	$4,846	$77	$21	$—	$4,944
Canada	890	13	191	—	1,094
Australia	720	3	—	—	723
Brazil	51	27	231	—	309
United States of America	118	538	100	—	756
Middle East (1)	134	3	3	—	140
Europe	158	311	362	—	831
Other	4	159	66	—	229
Total IFRS 15 revenue	$6,921	$1,131	$974	$—	$9,026
Other non IFRS 15 revenue	$14	$158	$3	$—	$175
Total revenue	$6,935	$1,289	$977	$—	$9,201
____________________________________

(1)	Middle East primarily consists of United Arab Emirates.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

The table below summarizes our segment revenue by timing of revenue recognition for IFRS 15 revenue for the three months ended March 31, 2019:

	Three Months Ended March 31, 2019
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Goods / services provided at a point in time	$5,300	$425	$924	$—	$6,649
Services transferred over time	1,621	706	50	—	2,377
Total IFRS 15 revenue	$6,921	$1,131	$974	$—	$9,026
Other non IFRS 15 revenue	14	158	3	—	175
Total revenues	$6,935	$1,289	$977	$—	$9,201
NOTE 23.    SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended
(US$ MILLIONS)	March 31, 2019	March 31, 2018
Interest paid	$186	$42
Income taxes paid	$73	$10
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
Details of "Changes in non-cash working capital, net" on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Three Months Ended
(US$ MILLIONS)	March 31, 2019	March 31, 2018
Accounts receivable	$(15)	$(290)
Inventory	22	(110)
Prepayments and other	(26)	(26)
Accounts payable and other	(452)	21
Changes in non-cash working capital, net	$(471)	$(405)
NOTE 24.    SUBSEQUENT EVENTS

(a)	Distribution
On April 30, 2019, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit, payable on June 28, 2019 to unitholders of record as at the close of business on May 31, 2019.

(b)	Cardone Industries
In April 2019, together with institutional partners, the partnership recapitalized Cardone Industries ("Cardone") for $195 million, which is being used to support near term liquidity requirements in the business. The partnership acquired an 85% controlling interest in Cardone, the partnership's share of which is 35% for approximately $80 million (inclusive of the prior investment value of $33 million).
Due to the recent closing of the acquisition, the complete valuation and initial purchase price accounting for the business combination is not available as at the date of release of these unaudited interim condensed consolidated financial statements. As a result, the partnership has not provided amounts recognized as at the acquisition date for certain major classes of assets acquired and liabilities assumed.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2019 and December 31, 2018 and for the three months ended
March 31, 2019 and 2018

(c)	Clarios Power Solutions
On April 30, 2019, together with institutional partners, the partnership acquired a 100% interest in Clarios Power Solutions ("Clarios", formerly known as the “Power Solutions Business of Johnson Controls International plc”). The partnership's economic interest is expected to be 25% which will be determined once institutional partner participation is finalized, and the partnership will consolidate this business for financial reporting purposes.
Due to the proximity of the completion of the acquisition to the date of issuance of the partnership’s condensed consolidated financial statements, the total consideration transferred by the partnership to complete the acquisition of Clarios is allocated to identifiable assets acquired, liabilities assumed, and goodwill acquired, based upon their estimated fair values as of the date of completion of the acquisition. The purchase price adjustments are preliminary, subject to further adjustments as additional information becomes available and as additional analyses are performed. Final valuations are yet to be confirmed and increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the following preliminary purchase price allocation:

(US$ MILLIONS)
Total consideration (1)	$3,180

(US$ MILLIONS)
Working capital	$1,502
Property, plant and equipment	2,762
Intangible assets	7,155
Goodwill	2,362
Other long-term assets	790
Borrowings and other liabilities	(147)
Deferred income tax liabilities	(1,728)
Net assets acquired before non-controlling interest	12,696
Non-controlling interest	(9,516)
Net Assets Acquired	$3,180
__________________________________

(1)	Excludes consideration attributable to non-controlling interest, which represents the interest of others in operating subsidiaries.

(d)	Agreement to sell BGRS
In April 2019, the partnership signed an agreement to sell our executive relocation services business, BGRS, which will generate net proceeds of approximately $230 million for the partnership. The sale is expected to close in the second quarter of 2019.

(e)	Teekay Offshore
On May 8, 2019, together with institutional partners, the partnership acquired all of Teekay Corporation's remaining interests in Teekay Offshore, including the 49% GP interest, LP units, warrants and a loan commitment for a total of $100 million. With the transaction, the ownership interest of the partnership, together with institutional partners, in Teekay Offshore is 73%. The partnership's share is approximately $45 million and the partnership's ownership will be approximately 30%, a portion of which may be syndicated to other institutional investors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management's discussion and analysis of our operating results and financial condition, or MD&A, of Brookfield Business Partners L.P. and subsidiaries, (collectively, the partnership, or we, or our), covers the financial position of the partnership as at March 31, 2019 and December 31, 2018, and results of operations for the three month period ended March 31, 2019 and 2018. The information in this MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements as at March 31, 2019 and December 31, 2018, and for the three month period ended March 31, 2019 and March 31, 2018, or the interim financial statements. This MD&A was prepared as of May 10, 2019. Additional information relating to the partnership can be found at www.sedar.com or www.sec.gov.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to rules and uncertainties and could cause actual results to differ materially from those reflected in the forward-looking statements.
Forward-looking Statements
This MD&A contains certain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws, rules and regulations. Forward-looking statements and information may include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the quality of our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although these forward-looking statements and information are based upon our beliefs, assumptions and expectations that we believe are reasonable, the reader should not place undue reliance on such forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements or information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•	changes in the general economy;

•	general economic and business conditions that could impact our ability to access capital markets and credit markets;

•	the cyclical nature of most of our operations;

•	exploration and development within our oil and gas operations may not result in commercially productive assets;

•	actions of competitors;

•	foreign currency risk;

•	our ability to complete previously announced acquisitions or other transactions, on the timeframe contemplated or at all;

•	risks associated with, and our ability to derive fully anticipated benefits from, future or existing acquisitions, joint ventures, investments or dispositions;

•	actions or potential actions that could be taken by our co-venturers, partners, fund investors or co-tenants;

•	risks commonly associated with a separation of economic interest from control;

•	failure to maintain effective internal controls;

•	actions or potential actions that could be taken by our parent company, or its subsidiaries (other than the partnership);

•	the departure of some or all of Brookfield's key professionals;

•	pending or threatened litigation;

•	changes to legislation and regulations;

•	possible environmental liabilities and other contingent liabilities;

•	our ability to obtain adequate insurance at commercially reasonable rates;

•	our financial condition and liquidity;

•
alternative technologies that could impact the demand for, or use of, the businesses and assets that we own and operate and that could impair or eliminate the competitive advantage of our businesses and assets;

•	downgrading of credit ratings and adverse conditions in the credit markets;

•	potential difficulties in obtaining effective legal redress in foreign jurisdictions in which we operate;

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•	changes in financial markets, foreign currency exchange rates, interest rates or political conditions;

•	the impact of the potential break-up of political-economic unions (or the departure of a union member);

•	the general volatility of the capital markets and the market price of our limited partnership units;

•	risks relating to our reliance on technology;

•	the risk of loss resulting from fraud, bribery, corruption or other illegal acts; and

•	other factors described elsewhere in this document and in our most recent Annual Report on Form 20-F under the heading "Risk Factors".
Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When evaluating our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
These risk factors and others are discussed in detail under the heading "Risk Factors" in our most recent Annual Report on Form 20-F. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of the partnership to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Although the forward-looking statements contained in this MD&A are based upon what the partnership believes to be reasonable assumptions, the partnership cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A.
Please refer to our most recent Annual Report on Form 20-F available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov for a more comprehensive list of risks and uncertainties under the heading "Risk Factors".
Continuity of Interests
On June 20, 2016, Brookfield completed the spin-off of the partnership by way of a special dividend of a portion of our limited partnership units to holders of Brookfield's Class A and B limited voting shares (the "spin-off"). On June 1, 2016, we acquired substantially all of the business services and industrials, or the Business, and received $250 million in cash from Brookfield. In consideration, Brookfield received (i) approximately 55% of the limited partnership units, or LP Units, and 100% of the general partnership units, or GP Units, of the partnership (ii) special limited partnership units, or Special LP Units, and redemption-exchange units, or Redemption-Exchange Units, of Brookfield Business L.P., or Holding LP, representing an approximate 52% limited partnership interest in Holding LP, and (iii) $15 million of preferred shares of certain of our subsidiaries. As at March 31, 2019, Brookfield holds an approximate 68% ownership interest in the partnership on a fully exchanged basis. Holders of the GP Units, LP Units, Special LP Units, and Redemption-Exchange Units will be collectively referred to throughout this MD&A as "unitholders". The LP Units and Redemption-Exchange Units have the same economic attributes in all respects, except that the Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part for cash in an amount equal to the market value of one LP unit multiplied by the number of Redemption-Exchange Units to be redeemed (subject to certain adjustments). As a result, Brookfield, as holder of the Redemption-Exchange Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redemption-Exchange Units as a component of non-controlling interests.
Brookfield directly and indirectly controlled the Business prior to the spin-off and continues to control the partnership subsequent to the spin-off through its interests in the partnership. Accordingly, we have reflected the Business and its financial position and results of operations using Brookfield's carrying values prior to the spin-off.

2

Basis of Presentation
The interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the International Accounting Standards Board, or the IASB, and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2018, or the annual financial statements, except for the impact of the adoption of the accounting standard described below. The accounting policies the partnership applied in its annual financial statements as at and for the year ended December 31, 2018 are disclosed in Note 2 of the annual financial statements, to which reference should be made in reading the interim financial statements. All defined terms are also described in the annual consolidated financial statements. The interim financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current period's presentation. The interim financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control.
We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials, and (iv) corporate and other.
Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Australian Dollars are identified as "A$", Brazilian Reais are identified as "R$", British Pounds are identified as "£", Euro dollars are identified as "€", and Canadian Dollars are identified as "C$".
Overview of our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act of 1883, as amended, and the Bermuda Exempted Partnerships Act of 1992, as amended.
We were established by Brookfield to be its flagship public partnership for its business services and industrials. Our operations are primarily located in Canada, Australia, Europe, the United States, Brazil and the Middle East. The partnership is focused on owning and operating high quality businesses that are low cost producers and/or benefit from high barriers to entry. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership's goal is to generate returns to unitholders primarily through capital appreciation with a modest distribution yield.
Operating Segments
We have four operating segments which are organized based on how management views business activities within particular sectors:

i.
Business services, including road fuel distribution and marketing, facilities management, residential real estate services, logistics, financial advisory, entertainment, wireless broadband and construction services;

ii.	Infrastructure services, which includes a global provider of services to the power generation industry and a service provider to the offshore oil production industry;

iii.	Industrials, which includes mining, manufacturing, water and wastewater services, and natural gas exploration and production; and

iv.	Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership's relationship with Brookfield.

3

The charts below provide a breakdown by operating segment of total assets of $28.0 billion as at March 31, 2019 and of total revenues of $9.2 billion for the three months ended March 31, 2019.

Operating Segments	Assets	Revenue
	As at March 31, 2019	Three Months Ended March 31, 2019
(US$ MILLIONS)
Business Services	$8,570	$6,935
Infrastructure Services	11,286	1,289
Industrials	7,494	977
Corporate and Other	622	—
Total	$27,972	$9,201

Region	Assets	Revenue
	As at March 31, 2019	Three Months Ended March 31, 2019
(US$ MILLIONS)
United Kingdom	$5,385	$4,958
Canada	4,073	1,118
Australia	1,290	724
Brazil	4,676	350
United States of America	5,721	758
Middle East	935	140
Europe	5,077	914
Other	815	239
Total	$27,972	$9,201
Business Services
Our business services segment consists primarily of (i) road fuel distribution and marketing, (ii) facilities management, (iii) logistics, (iv) entertainment, and (v) construction services.
Our road fuel storage and distribution business is the largest provider of road fuels in the U.K. with significant import and storage infrastructure, an extensive distribution network and long-term customer relationships. Included in the revenue and direct operating costs for this business is a duty payable to the government of the U.K. which is recorded gross within revenues and direct costs, without impact on the margin generated by the business.
In 2017, we acquired 213 retail gas stations and associated convenience kiosks of a fuel marketing business in Canada, which we believe already benefits from significant scale and strong customer loyalty through the PC Optimum loyalty program. In 2018, we completed the rebranding of all of our retail gas stations to Mobil. In addition, during 2018 we completed a tuck-in acquisition and now have 234 retail gas stations and associated convenience kiosks.
Within our facilities management business, we provide property management, building operations and maintenance and other value-added solutions, as well as strategic advisory services to a variety of customers across various sectors including government, military, financial institutions, utilities, industrial and corporate offices. During the quarter, together with institutional partners, we announced an agreement to sell our facilities management business for approximately $1 billion. Sales proceeds, for our 26% ownership interest are approximately $180 million, after taxes. Closing of the transaction remains subject to customary closing conditions and is expected to occur in the second quarter of 2019. At March 30, 2019, the investment was classified as held for sale.
We are a full service provider of relocation and related consulting services to individuals, institutions, and governments on a global basis. With offices in Asia, Europe, North America and South America, we have the expertise and resources to provide comprehensive, globally integrated and customizable relocation management services to our clients. Subsequent to quarter-end, we signed an agreement to sell our executive relocation services business, which will generate net proceeds of approximately $230 million for the partnership. The sale is expected to close in the second quarter of 2019.

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In partnership with a leading Canadian operator, we operate three entertainment facilities in the Greater Toronto Area. Currently these facilities have a combined total of over 4,900 slot machines, 160 table games and employ more than 2,600 staff. Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities. Through our partnership, we have undertaken a growth strategy whereby we plan to enhance the guest experience and transform each of these sites into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping.
Our construction services business is a global contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. The majority of construction activities are typically subcontracted to reputable specialists whose obligations generally mirror those contained within the main construction contract. A smaller part of the business is construction management, whereby we charge a fee for coordination of the sub-trades employed by the client. We are typically required to provide warranties for completed works, either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees and insurance bonds to clients and receive guarantees and/or cash retentions from subcontractors.
We recognize revenue when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenue is recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and Europe, and are impacted primarily by the fluctuations in the Australian Dollar and British Pound. A significant portion of our revenue is generated from large projects, and the results from our construction operations can fluctuate quarterly and annually, depending on the level of work during a period. As we operate across the globe, our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients.
Infrastructure Services
Our infrastructure services segment is currently comprised of (i) a global provider of infrastructure services to the power generation industry and (ii) a service provider to the offshore oil production industry.
In 2018, we acquired Westinghouse, a global provider of infrastructure services to the power generation industry. Westinghouse is the original equipment manufacturer or technology provider for approximately 50% of global commercial nuclear power plants and services approximately two thirds of the world’s operating fleet. Over decades of technological innovation and being at the forefront of the industry, Westinghouse has developed a highly-skilled workforce with know-how across a range of technologies and world-class capabilities. Westinghouse’s key markets are North America, Europe, the Middle East and Asia.
Westinghouse generates revenue through the entire life of the nuclear power plant. Its products and services help keep the existing commercial nuclear fleet operating safely and reliably. Westinghouse's products and services include mission-critical fuel, ongoing maintenance services, engineering solutions, and instrumentation & control systems and manufactured components. Westinghouse also participates in the decontamination, decommissioning and remediation of power plant sites at the end of their useful lives, as well as provides technology and equipment to new power plants on a global basis.
The significant majority of the profitability generated by Westinghouse’s core operating plants business is driven by regularly recurring refueling and maintenance outages. While seasonal in nature, the outage periods and services provided are required by regulatory standards, creating a stable business demand for Westinghouse’s services. We expect there will be some inter- and intra-year seasonality, given the pre-set timing of the outage cycles at customer plants. Westinghouse generates the majority of its fuel operations revenue during the spring and fall, when power plants go offline to perform maintenance and replenish their fuel. In addition to performing recurring services, Westinghouse delivers upgrades and performs event-driven work for operating plants and manufactures equipment and instrumentation and controls for new power plants.
Our services provider to the offshore oil production industry business, Teekay Offshore Partners L.P. ("Teekay Offshore"), is an international provider of marine transportation, offshore oil production, facility storage, long-distance towing and offshore installation, maintenance and safety services to the offshore oil production industry. Teekay Offshore operates shuttle tankers (highly specialized vessels with dynamic positioning systems used for offloading from offshore oil installations), FPSOs (floating production storage and offloading units), FSOs (floating storage and offloading units) and long-haul towage vessels, also with highly specialized capabilities including dynamic positioning. The business operates in selected oil regions globally, including the North Sea (Norway and United Kingdom), Brazil and Canada.

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In 2018, we increased our ownership in Teekay Offshore GP L.L.C. ("Teekay Offshore GP"), from 49% to 51%, which resulted in the acquisition of a controlling stake of Teekay Offshore. A substantial part of our revenue is based on contracts with customers and are fee-based which is recognized on a straight-line basis daily over the term of the contracts. As a fee-based business focused on critical services, the business has limited direct commodity exposure and has a substantial portfolio of medium to long-term, fixed-rate contracts with high quality, primarily investment grade counterparties. Subsequent to quarter-end, together with institutional partners, we acquired Teekay Corporation's remaining interests in Teekay Offshore, including the 49% GP interest, LP units, warrants and a loan commitment for a total of $100 million. Our share is approximately $45 million. With the transaction, our ownership interest is approximately 30%.
Industrials
Our industrials segment consists primarily of (i) specialty metal and aggregates mining operations in Canada, (ii) select industrial manufacturing operations, comprised principally of the global production of graphite electrodes and the manufacturing of infrastructure support products in Canada, (iii) water and wastewater services in Brazil, and (iv) natural gas exploration and production.
We hold interests in specialty metal and aggregates mining operations in Canada. The mining operations currently consist of a limestone aggregates quarry located in northern Alberta, Canada and the Lac des Iles, or LDI, mine in Ontario, Canada. The limestone quarry has 459.2 million tonnes of proven mineral reserves and 539.5 million tonnes of probable mineral reserves.
As at September 2018, the LDI mine had an estimated 40.9 million tonnes of underground and surface reserves with an average grade of 2.31 g/t palladium. Decommissioning liabilities relating to legal and constructive obligations for future site reclamation and closure of the mine sites are recognized when incurred and a liability and corresponding asset are recorded at management’s best estimate. Reclamation costs are secured by a letter of credit and estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs. Total tonnes milled increased in 2018 to 4,237,734, compared to 2,780,119 tonnes in the prior year. This increase reflects the return to full-time milling, supplemented by an increase in underground production.
Our industrials segment includes a manufacturer of graphite electrodes and needle coke products used in the production of graphite electrodes. Graphite electrodes are primarily used in electric arc furnaces in mini-mill steel making and a significant portion of our sales are to the steel production industry. This is a capital-intensive business with significant barriers to entry and requires technical expertise to build and profitably operate. We have streamlined our processes with shorter lead times, lower costs, higher quality products and superior service, which should allow us to generate substantial cash flows and returns through the cycle.
In June 2015, we acquired operations that manufacture and market a comprehensive range of infrastructure products and engineered construction solutions. We acquired these operations by converting our term loan position, into an ownership position pursuant to a plan of arrangement under the Companies' Creditors Arrangement Act (Canada). Prior to the recapitalization, our consolidated results included interest and fees on our loan position. We manufacture and market engineered precast concrete systems such as parking garages, bridges, sport venues and building envelopes. We service customers in a diverse cross-section of industries that are located across Canada. Growth and profitability in these operations are directly impacted by the demand for infrastructure. We are now in the process of disposing of these operations.
In May 2018, together with institutional partners, we acquired a controlling stake in Schoeller Allibert Group B.V. ("Schoeller Allibert"), a leading European provider of returnable plastic packaging with the remaining shares being held by the founding family of the company. Schoeller Allibert has a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. The business operates in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics. In addition, we view Schoeller Allibert as a company with the opportunity to become larger, both organically by entering new markets and developing new products, and through acquisitions.
Schoeller Allibert operates manufacturing sites across Europe and one in Phoenix, Arizona and employs 2,000 employees with a diverse, long-standing customer base. We believe that we can capture a meaningful portion of the growth potential of the market, driven by a shift away from one-way packaging as well as delivering on operational efficiency improvements. We are focused on implementing efficiencies and growing the platform.

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In 2017, we acquired a controlling stake in the largest private water company in Brazil ("BRK Ambiental"). BRK Ambiental provides water and wastewater services, including collection, treatment and distribution, to a broad range of residential, industrial, commercial and governmental customers through long-term, inflation-adjusted concession, Public Private Partnerships and take-or pay contracts throughout Brazil. We believe the business can capture a growing share of the water and sewage improvements planned in Brazil over the next two decades, enabling the deployment of significant additional capital with stable, attractive risk-adjusted returns.
Our natural gas exploration and production operations leverage the history and pedigree of Brookfield as an owner and operator of capital intensive businesses. Our energy operations business has been built using the acquisition strategy that we have adopted for our business generally and is comprised of Canadian natural gas exploration and production, through our coal-bed methane, or CBM, platform in Alberta, Canada. We also operate a well servicing and contract drilling operations primarily located in the Western Canadian Sedimentary Basin, or WCSB.
Our Canadian properties produce approximately 41,000 barrels of oil equivalent per day, or BOE/d. Our CBM properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Revenue from the sale of gas is recognized when title to the product transfers to the purchasers based on volumes delivered and contractual delivery points and prices. Revenue from the production of gas, in which we have an interest with other producers, is recognized based on our working interest. Revenues from this operation are exposed to fluctuations based on commodity price movements.
In our industrials segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Our operations also include contract drilling and well-servicing operations, primarily located in the Western Canadian Sedimentary Basin, or WCSB. Our contract drilling and well-servicing revenues are based upon orders and contracts with customers that include fixed or determinable prices and are based upon daily, hourly or contracted rates. A significant portion of the servicing revenue is derived from large national and international oil and gas companies which operate in Alberta, Canada. We experience seasonality in this business as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Activity levels during the first and fourth quarter are typically the most robust, as the frost creates a stable ground mass that allows for easy access to well sites and easier drilling and service rig movement, while the second quarter is traditionally the slowest due to road bans during spring break up.
Corporate and Other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership's relationship with Brookfield.
Developments in Our Business
Below are the key events in the development of our business since December 31, 2018:
On January 31, 2019, together with institutional partners, we reached an agreement to acquire up to 100% of Healthscope Limited ("Healthscope") for approximately US$4.1 billion. Healthscope is the second largest private hospital operator in Australia and the largest pathology services provider in New Zealand. The transaction will be funded with up to $1.0 billion of equity, $1.4 billion of long-term financing and $1.7 billion from the sale and long-term leaseback of 22 wholly-owned freehold hospital properties. The partnership expects to fund approximately $250 million of the equity, with the balance being funded by institutional partners. Prior to or following closing, a portion of our commitment may be syndicated to other institutional investors. Closing of the transaction remains subject to customary closing conditions including regulatory approvals. Closing is expected to occur in the second quarter of 2019.
On March 11, 2019, together with institutional partners, we announced an agreement to sell BGIS, a leading global provider of facilities management services to CCMP Capital Advisors, LP for approximately $1 billion. The partnership's share of the proceeds from the sale are expected to be approximately $180 million, after taxes. Closing of the transaction remains subject to customary closing conditions and is expected to occur in the second quarter of 2019.
In April 2019, we closed our acquisition of Clarios Power Solutions ("Clarios") for a purchase price of approximately $13.2 billion. The transaction was funded with $3 billion of equity, of which we expect our share to be $750 million for a 25% ownership interest, which will be determined once institutional partner participation is finalized.
In April 2019, we signed an agreement to sell our executive relocation services business, BGRS, which will generate net proceeds of approximately $230 million for the partnership. The sale is expected to close in the second quarter of 2019.

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In April 2019, together with institutional partners, we recapitalized Cardone Industries for approximately $195 million, which is being used to support near term liquidity requirements in the business. We acquired an 85% controlling interest in Cardone Industries, our share is 35% for approximately $80 million (inclusive of the prior investment value of $33 million).
In April 2019, we completed our first public market sale of shares of our palladium mining operations, North American Palladium. We sold approximately 5.7 million shares for $10 per share, which generated net proceeds of approximately $15 million for the partnership.
Finally, in May 2019, together with institutional partners, the partnership acquired all of Teekay Corporation's remaining interests in Teekay Offshore, including the 49% GP interest, LP units, warrants and a loan commitment for a total of $100 million. With the transaction, the ownership interest of the partnership, together with institutional partners, in Teekay Offshore is 73%. The partnership's share is approximately $45 million and the partnership's ownership will be approximately 30%, a portion of which may be syndicated to other institutional investors.
Outlook
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operating platform allows us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.
Within our business services segment, we are growing our road fuels marketing and distribution platform through tuck-in acquisitions, expanding into new regions and new product lines. At our entertainment facilities, our long-term growth strategy includes enhancing guest experience and expanding properties to incorporate state-of-the-art facilities, hotels and premier entertainment venues. Early construction is underway on the broader facility at our Woodbine and Pickering sites. Our construction services business is one of the strongest operators globally and we continue to win new work and maintain a strong backlog in core markets in Australia and the U.K. as we focus on returning to more historical levels of profitability. Our acquisition of a provider of a high speed fixed wireless broadband company in rural Ireland, Imagine, provides us an initial entry point into technology services. Our investment will fund additional capital as Imagine completes its roll out to customers. The technology sector is an area of huge potential growth for us, given the scale of opportunity and increasing number of opportunities. We also continue to seek monetization opportunities within this segment. In March, we reached an agreement to sell our facilities management business, BGIS and subsequent to quarter-end, we reached an agreement to sell our executive relocations business, BGRS. We expect to close both transactions in the second quarter of 2019.
Within our infrastructure services segment, at Westinghouse we continue to work closely with management to improve profitability and refocus the core infrastructure services business. These initiatives are resulting in productivity and efficiency gains and we are well advanced toward our profitability targets. Teekay Offshore continues to execute on its plan to generate stable and growing EBITDA from its large and diversified portfolio of specialized vessels and invest in new, state-of-the-art vessels as part of its growth strategy. In early April, Teekay Offshore announced that it had secured long-term debt to finance four new shuttle tankers for delivery in 2019 and 2020. Two of the vessels will commence operations under a long-term agreement and the other two will join the company’s shuttle tanker portfolio in the North Sea, driving future cash flow growth.
Within our industrials segment, our graphite electrode manufacturing business continues to find operational improvements, focusing on debottlenecking initiatives which provides additional production capacity at its plants. We also continue to progress operational improvement initiatives at our water and wastewater service operations, including safety performance, completion of our water quality assurance program, expanding our lending relationships, reducing overall borrowing costs and acceleration of capital expenditures to increase the scope of operations. Our palladium mining operations continues to benefit from strength in demand for and price of palladium, together with the positive impact of operation improvements we have made. Palladium prices traded above $1,500/oz during the first quarter of 2019, with metal analysts forecasting strong prices through the next three years. The company has also announced an expanded exploration program which should increase reserves and support a higher valuation of the business.

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At the end of April, together with institutional partners, we closed our acquisition of Clarios, the global leader in automotive battery technology, manufacturing and distribution. Clarios is a technology leader and an essential product supplier to an end market that is constantly growing. As a global market leader that supplies more than one third of the world’s automotive batteries, Clarios benefits from economies of scale in product development, manufacturing and recycling of used batteries. We believe that favorable industry trends provide growth potential to the business. First, industry forecasts suggest the total number of cars on the road will grow by 30% globally over the next ten years. Clarios will provide batteries to the manufacturers of these cars, as well as replacement batteries for decades to come. Second, as vehicles are increasing in complexity, the car battery is becoming more critical than ever before to manage the increasing electrical loads in automobiles. This is driving an industry shift toward advanced batteries, where our business is the industry leader. In addition, we have identified opportunities within manufacturing and supply chain processes to further support profitability, and we are working closely with the management team on these and other initiatives to enhance the business.
During the quarter, together with institutional partners, we reached a definitive agreement to acquire up to 100% of Healthscope for up to $4.1 billion (approximately $250 million of equity to be funded by the partnership). Healthscope is the second largest private hospital operator in Australia with 43 private hospitals across every state and is also the largest pathology services provider in New Zealand. The company has strong fundamentals and represents an opportunity to acquire a high-quality business providing best-in-class essential services to the well-established and growing private health-care sector in Australia.
Geographically, our strategy is to take a long-term view on the regions where Brookfield has an established presence, and to invest further during periods of market weakness. For example in Brazil, we believe there will be considerable opportunities to expand BRK Ambiental’s operations while achieving strong, risk adjusted returns on capital as the country emerges from recession. In India, the government has made strides in making the operating and legal environments more investor friendly and the expected GDP growth rate is projected to be strong, making it another attractive market to invest in for the long-term. Since spin-off we have completed investments in North America, Brazil, India and Europe.
The opportunities for our partnership to increase cash flows through acquisitions and organic growth are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in our cash flows, or capital deployed for acquisitions or organic growth. See the “Forward-Looking Statements" section included in this MD&A.

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Unaudited Interim Condensed Consolidated Results of Operations
Comparison of the Three Months Ended March 31, 2019 and 2018
The table below summarizes our results of operations for the three months ended March 31, 2019 and 2018. Further details on our results of operations and our financial performance are presented within the "Segment Analysis" section.

	Three Months Ended March 31,
(US$ MILLIONS), except per unit amounts	2019	2018
Revenues	$9,201	$8,194
Direct operating costs	(8,193)	(7,649)
General and administrative expenses	(178)	(118)
Depreciation and amortization expense	(311)	(106)
Interest income (expense), net	(184)	(86)
Equity accounted income (loss), net	7	17
Gain (loss) on acquisitions/dispositions, net	(2)	16
Other income (expense), net	(90)	(14)
Income (loss) before income tax	250	254
Current income tax (expense) recovery	(30)	(28)
Deferred income tax (expense) recovery	(19)	(10)
Net income (loss)	$201	$216
Attributable to:
Limited partners	$32	$(35)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management	30	(34)
Special Limited Partners	—	143
Interest of others	139	142
Net income (loss)	$201	$216
Basic and diluted earnings per limited partner unit (1) (2)	$0.48	$(0.53)
____________________________________

(1)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three months ended March 31, 2019 and March 31, 2018 was 129.2 million and 129.3 million, respectively.

(2)
Income (loss) attributed to limited partnership units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the three months ended March 31, 2018.

For the three months ended March 31, 2019, we reported net income of $201 million, with $62 million of net income attributable to unitholders. This compares to net income of $216 million, with $74 million of net income attributable to unitholders, for the three months ended March 31, 2018. The decrease was primarily attributed to higher depreciation and amortization in our infrastructure services segment, combined with unrealized movements in derivative hedge positions, as well as restructuring and transaction costs from the acquisition of Westinghouse and the announced sale of our facilities management business, respectively.
Revenue
For the three months ended March 31, 2019, revenue increased by $1,007 million to $9,201 million, compared to $8,194 million during the three months ended March 31, 2018. The increase in revenues was primarily due to the acquisition of Schoeller Allibert and Westinghouse during the second and third quarter of 2018, respectively, and the consolidation of Teekay Offshore beginning in the third quarter of 2018, partially offset by a decrease in revenues at our fuel distribution business, Greenergy, primarily due to lower volumes in Brazil. Included in the revenue and direct operating costs for Greenergy is duty payable to the government of the U.K, which is recorded gross within revenues and direct costs without impact on the margin generated by the business.

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Direct Operating Costs
For the three months ended March 31, 2019, direct operating costs increased by $544 million to $8,193 million from $7,649 million in the same period of the prior year. The increase in direct operating costs was primarily related to the acquisitions of Schoeller Allibert and Westinghouse, as well as the consolidation of Teekay Offshore, partially offset by lower volumes at Greenergy in Brazil. As noted, included in the revenue and direct operating costs for Greenergy is duty payable to the government of the U.K, which is recorded gross within revenues and direct costs without impact on the margin generated by the business. The adoption of IFRS 16 reduced direct operating costs by $53 million for the three months ended March 31, 2019.
General and Administrative Expenses
For the three months ended March 31, 2019, general and administrative, or G&A, expenses increased by $60 million to $178 million from $118 million in the same period in the prior year. G&A expenses increased due to the acquisitions of Schoeller Allibert and Westinghouse in the second and third quarter of 2019, respectively, which combined contributed a total of $55 million to G&A expenses for the three months ended March 31, 2019.
Depreciation and Amortization Expense
Depreciation and amortization, or D&A, expense includes depletion related to oil and gas assets, depreciation of property, plant and equipment, or PP&E, as well as the amortization of intangible assets. The highest contribution to D&A expense is from our infrastructure services and industrials segment. The D&A expense in our infrastructure services segment is mainly attributed to the amortization of customer contracts and depreciation at Westinghouse and the depreciation of vessels and equipment at Teekay Offshore. The D&A expense in our industrials segment is primarily depreciation on PP&E assets at our graphite electrode manufacturing operations and our water and wastewater services, and our energy assets, where PP&E is depleted on a unit-of-production basis over the proved plus probable reserves. We use National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities, or NI 51-101, as the basis for defining and calculating proved and probable reserves for purposes of the D&A calculations.
For the three months ended March 31, 2019, D&A expense increased by $205 million compared to the same period ended March 31, 2018. The increase in D&A expense was mainly due to the acquisition Westinghouse in the third quarter of 2018, as well as the consolidation of Teekay Offshore beginning in the third quarter of 2018. The adoption of IFRS 16 increased D&A expense by $41 million for the three months ended March 31, 2019.
Interest Income (Expense), net
For the three months ended March 31, 2019, net interest expense increased by $98 million when compared to the three months ended March 31, 2018. The increase was primarily due to the inclusion of the incremental borrowing costs related to the acquisition of Westinghouse and the consolidation of Teekay Offshore. The adoption of IFRS 16 increased interest expense by $12 million for the three months ended March 31, 2019.
Equity Accounted Income, net
For the three months ended March 31, 2019, equity accounted income decreased by $10 million relative to the same period in the prior year. The decrease was primarily due to the consolidation of Teekay Offshore which was equity accounted in the first quarter of 2018, combined with the loss of contribution after the dispositions of our 33% ownership interest in Berkshire Hathaway HomeServices ("HomeServices") and our Australian energy operation, Quadrant Energy ("Quadrant") in the second and fourth quarter of 2018, respectively.
Gains on Acquisitions/Dispositions, net
For the three months ended March 31, 2019, we recorded a net loss of $2 million, which was primarily related to the sale of a business unit in our infrastructure support products manufacturing operations, which we are in the process of exiting. For the three months ended March 31, 2018, we recorded a net gain of $16 million, which was primarily related to the sale of a business unit in the same operations.
Other Income (Expenses), net
For the three months ended March 31, 2019, other expenses of $90 million includes unrealized mark to market losses on derivative positions at Teekay Offshore, transaction costs associated with the announced sale of our facilities management business and restructuring costs at Westinghouse. For the three months ended March 31, 2018, other expenses of $14 million were primarily related to fair value movements on hedges in our corporate segment and Canadian energy operations.

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Income Tax (Expense) Recovery
For the three months ended March 31, 2019, the current income tax expense and deferred income tax expense were $30 million and $19 million, respectively, compared to a $28 million current income tax expense and a $10 million deferred income tax expense for the same periods in 2018. Current taxes increased primarily due to higher taxable income generated at GrafTech, offset by a current tax recovery at Westinghouse. Deferred taxes increased as prior year included a recovery in our business services segment that was non-recurring.
Our effective tax rate for the three months ended March 31, 2019 was 19%, while our composite income tax rate was 27%. We operate in countries with different tax rates, most of which vary from our domestic statutory tax rate. The difference in global tax rates gave rise to an 8% reduction in our effective tax rate. The difference will vary from period to period depending on the relative proportion of income in each country.

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Summary of Results
Quarterly Results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

(US$ MILLIONS), except per unit amounts	2019		2018			2017
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Three months ended
Revenues	$9,201	$10,209	$9,990	$8,775	$8,194	$8,379	$7,640	$4,870
Direct operating costs	(8,193)	(9,205)	(9,080)	(8,200)	(7,649)	(8,034)	(7,295)	(4,673)
General and administrative expenses	(178)	(209)	(174)	(142)	(118)	(107)	(95)	(76)
Depreciation and amortization expense	(311)	(286)	(251)	(105)	(106)	(109)	(109)	(88)
Interest income (expense), net	(184)	(181)	(148)	(83)	(86)	(67)	(66)	(50)
Equity accounted income (loss), net	7	9	(9)	(7)	17	8	37	14
Impairment expense, net	—	(38)	(180)	—	—	(9)	—	(23)
Gain (loss) on acquisitions/dispositions, net	(2)	147	247	90	16	—	(14)	9
Other income (expense), net	(90)	(73)	(42)	(7)	(14)	(72)	(41)	(9)
Income (loss) before income tax	250	373	353	321	254	(11)	57	(26)
Current income tax (expense)/recovery	(30)	(63)	(43)	(52)	(28)	(11)	(19)	(4)
Deferred income tax (expense)/recovery	(19)	84	(25)	39	(10)	16	6	4
Net income (loss)	$201	$394	$285	$308	$216	$(6)	$44	$(26)
Attributable to:
Limited partners	$32	$70	$(1)	$40	$(35)	$(79)	$(8)	$(3)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	30	66	—	38	(34)	(83)	(8)	(3)
Special Limited Partners	—	—	94	41	143	117	25	—
Interest of others	139	258	192	189	142	39	35	(20)
Net income (loss)	$201	$394	$285	$308	$216	$(6)	$44	$(26)
Basic and diluted earnings (loss) per limited partner unit (1) (2)	$0.48	$1.04	$—	$0.60	$(0.53)	$(1.25)	$(0.15)	$(0.06)
____________________________________

(1)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three months ended March 31, 2019 and March 31, 2018 was 129.2 million and 129.3 million, respectively.

(2)
Income (loss) attributed to limited partnership units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the three months ended September 30, 2017, December 31, 2017, March 31, 2018, June 30, 2018, and September 30, 2018.

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Revenue and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility, in particular, have a significant impact on a number of our operations, specifically, within our industrials segment. Seasonality affects our industrials segment primarily through our contract drilling and well-servicing operations, as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services, Westinghouse's core operating plants business generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. The business is further exposed to cyclicality driven by customer contract commitments. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our fuel marketing and fuel distribution businesses, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.

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Review of Consolidated Financial Position
The following is a summary of the interim condensed consolidated statements of financial position as at March 31, 2019 and December 31, 2018:

(US$ MILLIONS)	March 31, 2019	December 31, 2018
Assets
Cash and cash equivalents	$1,540	$1,949
Financial assets	1,257	1,369
Accounts receivable, net	5,012	5,160
Inventory and other assets	3,246	3,075
Assets held for sale	1,005	63
Property, plant and equipment	7,789	6,947
Deferred income tax assets	253	280
Intangible assets	5,169	5,523
Equity accounted investments	537	541
Goodwill	2,164	2,411
Total assets	$27,972	$27,318
Liabilities and equity
Liabilities
Accounts payable and other	$9,519	$9,082
Liabilities associated with assets held for sale	781	9
Corporate borrowings	—	—
Non-recourse borrowings in subsidiaries in Brookfield Business Partners	10,355	10,866
Deferred income tax liabilities	868	867
Total liabilities	$21,523	$20,824
Equity
Limited partners	$1,583	$1,548
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,450	1,415
Interest of others	3,416	3,531
Total equity	6,449	6,494
Total liabilities and equity	$27,972	$27,318
Financial Assets
Financial assets are composed of marketable securities, loans and notes receivable, derivative contracts and restricted cash. The balance decreased by $112 million from $1,369 million as at December 31, 2018 to $1,257 million as at March 31, 2019. The decrease was primarily due to a fair value adjustment on derivatives at Greenergy, combined with lower restricted cash at Westinghouse.
The following table presents financial assets by segment as at March 31, 2019 and December 31, 2018:

(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
March 31, 2019	$517	$300	$386	$54	$1,257
December 31, 2018	$623	$360	$333	$53	$1,369

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Accounts Receivable
Accounts receivable decreased by $148 million from $5,160 million as at December 31, 2018 to $5,012 million as at March 31, 2019. The decrease was primarily due to a decrease in trade receivables at Westinghouse and classification of our facilities management business as held for sale during the quarter, partially offset by an increase in trade receivables at Greenergy due to an increase in fuel prices at the end of the quarter.
Inventory and Other Assets
Inventory and other assets increased by $171 million from $3,075 million as at December 31, 2018 to $3,246 million as at March 31, 2019. The increase is primarily due an increase at Westinghouse, combined with an increase at Greenergy as inventory of fuel products are carried at market value based on quoted market prices and fuel prices were higher at the end of the quarter, partially offset by the classification of our facilities management business as held for sale during the quarter.
Assets Held for Sale
Assets held for sale were $1,005 million as at March 31, 2019, compared to $63 million as at December 31, 2018. As at March 31, 2019, assets held for sale included our facilities management business. On March 11, 2019, we announced an agreement to sell our facilities management business for approximately $1 billion. The assets and liabilities have all been classified as held for sale as at March 31, 2019. The 2018 balance was comprised of the classification of certain assets in our infrastructure support products manufacturing operation to held for sale.
Property, Plant & Equipment and Intangible Assets
The property, plant and equipment ("PP&E") balance of $7,789 million as at March 31, 2019, increased by $842 million when compared to $6,947 million as at December 31, 2018. The increase was primarily due to the recognition of right of use ("ROU") lease assets on the adoption of IFRS 16 on January 1, 2019. The adoption of IFRS 16 resulted in $981 million of lessee ROU assets recorded as at March 31, 2019.
Intangible assets decreased by $354 million, from $5,523 million as at December 31, 2018 to $5,169 million as at March 31, 2019. The decrease was primarily due to the classification of our facilities management business as held for sale during the quarter, combined with a purchase price allocation adjustment at Westinghouse.
Capital expenditures represent additions to property, plant, and equipment and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to network upgrades and equipment at Imagine and terminal expansions at Greenergy. Within our infrastructure services segment, capital expenditures were primarily related to equipment and tooling expenditures at Westinghouse and vessel dry-docking costs and additions at Teekay Offshore. Finally, within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at our manufacturing and mining operations. We also include additions to intangible assets in BRK Ambiental within capital expenditures due to the nature of its concession agreements. For the three months ended March 31, 2019, total capital expenditures were $194 million. Capital expenditures at our business services, infrastructure services and industrials segment were $30 million, $97 million and $67 million, respectively.
Equity Accounted Investment
Equity accounted investments decreased by $4 million from $541 million as at December 31, 2018 to $537 million as at March 31, 2019, primarily due to distributions received during the period.
Goodwill
Goodwill decreased by $247 million from $2,411 million as at December 31, 2018 to $2,164 million as at March 31, 2019, which was primarily due to the classification of our facilities management business as held for sale during the quarter, combined with a purchase price allocation adjustment at Westinghouse.

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Accounts Payable and Other
Accounts payable and other increased by $437 million from $9,082 million as at December 31, 2018 to $9,519 million as at March 31, 2019. The increase was primarily due to the recognition of lease liabilities on the adoption of IFRS 16, combined with an increase in short-term borrowings at Greenergy, partially offset by the classification of our facilities management business as held for sale during the quarter. The adoption of IFRS 16 resulted in $1,002 million million of lessee lease liabilities recorded as at March 31, 2019.
Corporate and Non-Recourse Borrowings
Borrowings are discussed in the "Liquidity and Capital Resources" section of this MD&A.
Equity Attributable to Unitholders
As at March 31, 2019, our capital structure was comprised of two classes of partnership units, LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B., "Memorandum and Articles of Association — Description of our Units and our Limited Partnership Agreement" in our Annual Report on Form 20-F.
Holding LP's capital structure is comprised of three classes of partnership units: Special LP Units, managing general partner units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP units of Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the unit price of the partnership over an initial threshold. See Item 10.B, "Memorandum and Articles of Association — Description of the Holding LP Limited Partnership Agreement" in our Annual Report on Form 20-F.
During the first quarter of 2019, the volume weighted average price per unit was $34.09, which was below the previous incentive distribution threshold of $41.96 per unit, resulting in an incentive distribution of $nil for the quarter.
As part of the spin-off, Brookfield also subscribed for $15 million of preferred shares of our holding entities.
On August 10, 2018, the Toronto Stock Exchange accepted a notice filed by the partnership of its intention to commence a normal course issuer bid, or NCIB, for its limited partnership units. Under the NCIB, our Board of Directors authorized us to repurchase up to 10% of the issued and outstanding units as at August 9, 2018, or 3,371,900 units.
On January 3, 2019, we announced that, in connection with our NCIB, we entered into an automatic purchase plan. The maximum amount of units which may be repurchased under the NCIB was amended from 3,371,900 units, being 10% of the public float, to 3,309,289 units, which equals 5% of the total issued and outstanding units. As of March 31, 2019, 89,027 units had been repurchased.
As at March 31, 2019 and December 31, 2018, the total number of partnership units outstanding are as follows:

UNITS	March 31, 2019	December 31, 2018
GP Units	4	4
LP Units	66,096,771	66,185,798
Non-controlling interests:
Redemption-Exchange Units, held by Brookfield	63,095,497	63,095,497
Special LP Units	4	4
Segment Analysis
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by our chief operating decision maker, or CODM, for the purpose of allocating resources to the segment and to assessing its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are funds from operations, or Company FFO and Company EBITDA.

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Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. Company FFO is presented net to unitholders, or net to parent company. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is considered a key measure of our financial performance and we use Company FFO to assess operating results and our business performance. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income and expense, current income taxes, and realized disposition gains, current income taxes and interest income and expenses related to equity accounted investments and other items. Company EBITDA is presented net to unitholders, or net to parent company. See "Reconciliation to Non-IFRS Measures" for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.
The following table presents Company EBITDA and Company FFO for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
(US$ MILLIONS)	2019	2018
Revenues	$9,201	$8,194
Direct operating costs	(8,193)	(7,649)
General and administrative expenses	(178)	(118)
Equity accounted Company EBITDA	33	59
Company EBITDA attributable to others (1)	(597)	(295)
Company EBITDA (2)	$266	$191
Realized disposition gains (loss), net	(2)	16
Other income (expense), net	(2)	—
Interest income (expense), net	(184)	(86)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(5)	(19)
Current income taxes	(30)	(28)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	162	64
Company FFO (2)	$205	$138
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income and expense, current income taxes, and realized disposition gain, current income taxes and interest income and expenses related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

For the three months ended March 31, 2019, we reported Company EBITDA of $266 million, an increase of $75 million relative to the three months ended March 31, 2018. The increase in Company EBITDA was primarily due to stronger results in our infrastructure services segment as a result of the acquisition of Westinghouse in the third quarter of 2018 and in our business services segment with higher contributions from our construction services business, partially offset by a decrease in our industrials segment due to lower contributions from GrafTech following our monetization activities last year. The adoption of IFRS 16 increased Company EBITDA by approximately $18 million for the three months ended March 31, 2019.
For the three months ended March 31, 2019, we reported Company FFO of $205 million, representing an increase of $67 million relative to the three months ended March 31, 2018. Company FFO increased due to the factors contributing to the increase in Company EBITDA above, partially offset by higher interest expense primarily due to the inclusion of incremental borrowings in our infrastructure services segment. The adoption of IFRS 16 increased Company FFO by approximately $14 million for the three months ended March 31, 2019.

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Business Services
The following table presents Company EBITDA and Company FFO for our business services segment for the periods presented:

	Three Months Ended March 31,
(US$ MILLIONS)	2019	2018
Revenues	$6,935	$7,347
Direct operating costs	(6,778)	(7,234)
General and administrative expenses	(67)	(67)
Equity accounted Company EBITDA	8	8
Company EBITDA attributable to others (1)	(53)	(25)
Company EBITDA (2)	$45	$29
Interest income (expense), net	(20)	(19)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(1)	—
Current income taxes	(10)	(8)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	18	15
Company FFO (2)	$32	$17
The following table presents equity attributable to the unitholders for our business services segment as at March 31, 2019 and December 31, 2018:

(US$ MILLIONS)	March 31, 2019	December 31, 2018
Total assets	$8,570	$7,613
Total liabilities	6,529	5,549
Interests of others in operating subsidiaries (1)	556	571
Equity attributable to unitholders	1,485	1,493
Total equity	$2,041	$2,064
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains as appropriate or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income and expense, current income taxes, and realized disposition gain, current income taxes and interest income and expenses related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

Comparison of the Three Months Ended March 31, 2019 and 2018
Revenue from our business services segment for the three months ended March 31, 2019 was $6,935 million, a decrease of $412 million compared to revenues in the same period in 2018 of $7,347 million. Direct operating costs decreased by $456 million, to $6,778 million for the three months ended March 31, 2019, from $7,234 million in the same period in 2018. The decrease in revenues and direct costs was primarily due to lower volumes in Brazil at Greenergy. Despite lower volumes, margin generated at Greenergy was higher in the first quarter of 2019 driven by growing regulatory demand for biofuels in the U.K. Included in revenue and direct operating costs for Greenergy is a duty payable to the government of the U.K. which is recorded gross within revenues and direct costs without impact on the margin generated by the business. For the three months ended March 31, 2019, the duty element included in revenues and direct operating costs was approximately $2,445 million. The decrease in revenue and direct operating costs was partially offset by an increase in our construction services business due to higher project activity in Australia.
Company EBITDA for the three months ended March 31, 2019 was $45 million, representing an increase of $16 million when compared to the three months ended March 31, 2018. The increase in Company EBITDA was primarily due to an increase at our construction services business as a result of improved project execution and increased project activity in Australia, combined with increased contribution from Greenergy.

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Company FFO in our business services segment was $32 million for the three months ended March 31, 2019, representing an increase of $15 million from $17 million during the three months ended March 31, 2018. The increase was primarily due to the aforementioned higher margin in our construction services business and Greenergy.
Infrastructure Services
The following table presents Company EBITDA and Company FFO for our infrastructure services segment for the periods presented:

	Three Months Ended March 31,
(US$ MILLIONS)	2019	2018
Revenues	$1,289	$2
Direct operating costs	(892)	—
General and administrative expenses	(34)	—
Equity accounted Company EBITDA	21	35
Company EBITDA attributable to others (1)	(249)	—
Company EBITDA (2)	$135	$37
Realized disposition gain (losses), net	—	—
Other income (expense), net	(4)	—
Interest income (expense), net	(101)	—
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(3)	(15)
Current income taxes	9	—
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	66	—
Company FFO (2)	$102	$22
The following table presents equity attributable to unitholders for our infrastructure services segment as at March 31, 2019 and December 31, 2018:

(US$ MILLIONS)	March 31, 2019	December 31, 2018
Total assets	$11,286	$11,640
Total liabilities	9,083	9,129
Interests of others in operating subsidiaries (1)	1,357	1,534
Equity attributable to unitholders	846	977
Total equity	$2,203	$2,511
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income and expense, current income taxes, and realized disposition gain, current income taxes and interest income and expenses related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

Comparison of the Three Months Ended March 31, 2019 and 2018
For the three months ended March 31, 2019, revenue and direct operating costs for our infrastructure services segment was $1,289 million and $892 million, respectively. The increase is primarily due to the acquisition of Westinghouse in the third quarter of 2018 and the consolidation of Teekay Offshore, beginning in the third quarter of 2018.
Company EBITDA for the three months ended March 31, 2019 was $135 million, representing an increase of $98 million when compared to the three months ended March 31, 2018. The acquisition of Westinghouse contributed $92 million to the increase in Company EBITDA. The strong performance in the quarter was a result of the shipment of a significant number of fuel assemblies in the first quarter of 2019 to support the spring outage season at customer plants. Westinghouse typically ships to customers in late Q1 and early Q2 for the spring outage season. In 2019, a high number of fuel assemblies were delivered in the first quarter

20

contributing to strong first quarter results. In addition, results in the first quarter of 2019 benefited from the provision of engineering services for new plant projects that Westinghouse is currently engaged to perform. The business also continues to benefit from productivity gains as a result of the business improvement initiatives underway. The remaining increase in Company EBITDA is attributed to higher fleet utilization in the towage segment and contributions from recent growth projects at Teekay Offshore during the quarter.
Company FFO for the three months ended March 31, 2019 was $102 million, representing an increase of $80 million when compared to the three months ended March 31, 2018. The increase in FFO was due to the same factors mentioned above.
Industrials
The following table presents Company EBITDA and Company FFO for our industrials segment for the periods presented:

	Three Months Ended March 31,
(US$ MILLIONS)	2019	2018
Revenues	$977	$842
Direct operating costs	(521)	(413)
General and administrative expenses	(58)	(35)
Equity accounted Company EBITDA	4	16
Company EBITDA attributable to others (1)	(295)	(270)
Company EBITDA (2)	$107	$140
Realized disposition gain (losses), net	(2)	16
Other income (expense), net	2	—
Interest income (expense), net	(69)	(67)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(1)	(4)
Current income taxes	(34)	(20)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	78	49
Company FFO (2)	$81	$114

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The following table presents equity attributable to the parent company for our industrials segment as at March 31, 2019 and December 31, 2018:

(US$ MILLIONS)	March 31, 2019	December 31, 2018
Total assets	$7,494	$7,650
Total liabilities	5,723	5,865
Interests of others in operating subsidiaries (1)	1,503	1,426
Equity attributable to unitholders	268	359
Total equity	$1,771	$1,785
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income expense, current income taxes, and realized disposition gain, current income taxes and interest income and expenses related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

Comparison of the Three Months Ended March 31, 2019 and 2018
Revenue from our industrials segment for the three months ended March 31, 2019 was $977 million, representing an increase of $135 million compared to $842 million in the same period in 2018. Direct operating costs increased by $108 million, to $521 million for the three months ended March 31, 2019, from $413 million in the same period in 2018. The increase in revenue and direct operating costs was primarily due to the acquisition of Schoeller Allibert and higher volume and raw material costs at GrafTech. In addition, stronger pricing at our palladium mining operations had a positive impact on revenue compared to the prior period.
Company EBITDA in our industrials segment decreased by $33 million for the three months ended March 31, 2019, compared to the three months ended March 31, 2018. The decrease was primarily due to lower contributions at GrafTech, combined with lost contribution after the sale of Quadrant in the fourth quarter of 2018, partially offset by stronger performance at our palladium mining operations. At GrafTech, Company EBITDA contributions decreased primarily as a result of a decrease in our ownership of the business from 34% in the first quarter of 2018 to 27% in the first quarter of 2019. Our palladium mining operations' results benefited from higher sales volume and strong palladium pricing during the quarter.
Company FFO in our industrials segment was $81 million for the three months ended March 31, 2019, compared to $114 million for the three months ended March 31, 2018. Company FFO for the three months ended March 31, 2019 decreased primarily due to the factors described above.
Corporate and Other
The following table presents Company EBITDA and Company FFO for our corporate and other segment for the periods presented:

	Three Months Ended March 31,
(US$ MILLIONS)	2019	2018
Revenues	$—	$3
Direct operating costs	(2)	(2)
General and administrative expenses	(19)	(16)
Company EBITDA (2)	$(21)	$(15)
Interest income (expense), net	6	—
Current income taxes	5	—
Company FFO (2)	$(10)	$(15)

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The following table presents equity attributable to unitholders for our corporate and other segment as at March 31, 2019 and December 31, 2018:

(US$ MILLIONS)	March 31, 2019	December 31, 2018
Total assets	$622	$415
Total liabilities	188	281
Equity attributable to unitholders	434	134
Total equity	$434	$134
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses as appropriate and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest income and expense, current income taxes, and realized disposition gain, current income taxes and interest income and expenses related to equity accounted investments and other items. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus third party debt with recourse, net of cash held by corporate entities. The management fee for the three months ended March 31, 2019 and March 31, 2018 was $12 million and $13 million, respectively. General and administrative costs relate to corporate expenses, including audit and director fees.
The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield, as approved by the Board of Directors. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at March 31, 2019, the amount of the deposit was $518 million and was included in cash and cash equivalents.
Reconciliation of Non-IFRS Measures
Company FFO
To measure our performance, amongst other measures, we focus on Company FFO. We define Company FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses as appropriate and other items. Company FFO is presented net to unitholders, or net to the parent company. Company FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Company FFO is therefore unlikely to be comparable to similar measures presented by other issuers. Company FFO has the following limitations as an analytical tool:

•
Company FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	Company FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•
Company FFO does not include non-cash fair value adjustments or mark-to-market adjustments recorded to net income unless the underlying movement in the item being hedged is recorded within Company FFO.

Because of these limitations, Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company FFO is a key measure that we use to evaluate the performance of our operations.
When viewed with our IFRS results, we believe that Company FFO provides a more complete understanding of factors and trends affecting our underlying operations, including the impact of borrowing. Company FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization as the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses where the offsetting movement is not included within direct operating costs, as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.

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Company EBITDA
We also use Company EBITDA as a measure of performance. We define Company EBITDA as Company FFO excluding the impact of realized disposition gains, interest income and expense, current income taxes, realized disposition gains, current income taxes and interest expense related to equity accounted investments, and other items. Company EBITDA is presented net to unitholders, or net to the parent company. Company EBITDA has limitations as an analytical tool as it does not include realized disposition gains, interest income and expense, and current income taxes, as well as depreciation and amortization expense, deferred income taxes and non-cash valuation gains/losses as appropriate and impairment charges. Because of these limitations, Company EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company EBITDA is a key measure that we use to evaluate the performance of our operations.
When viewed with our IFRS results, we believe that Company EBITDA provides a more complete understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations.

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The following table reconciles Company EBITDA and Company FFO to net income attributable to unitholders for the periods indicated:

	Three Months Ended March 31,
(US$ MILLIONS)	2019	2018
Revenues	$9,201	$8,194
Direct operating costs	(8,193)	(7,649)
General and administrative expenses	(178)	(118)
Equity accounted investment Company EBITDA (1)	33	59
Company EBITDA attributable to others (2)	(597)	(295)
Company EBITDA	$266	$191
Realized disposition gain (loss), net	(2)	16
Other income (expense), net	(2)	—
Interest income (expense), net	(184)	(86)
Equity accounted current taxes and interest (1)	(5)	(19)
Current income taxes	(30)	(28)
Company FFO attributable to others (2)	162	64
Company FFO	$205	$138
Depreciation and amortization	(311)	(106)
Other income (expenses), net	(88)	(14)
Deferred income taxes	(19)	(10)
Non-cash items attributable to equity accounted investments (1)	(21)	(23)
Non-cash items attributable to others (2)	296	89
Net income attributable to unitholders	$62	$74
____________________________________

(1)
The sum of these amounts equates to equity accounted income of $7 million and $17 million as per our IFRS statement of operating results for the three months ended March 31, 2019 and March 31, 2018, respectively.

(2)
Total cash and non-cash items attributable to the interest of others equals net gain of $139 million and $142 million as per our IFRS statement of operating results for the three months ended March 31, 2019 and March 31, 2018, respectively.

The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, Preferred Shares and Special LP units to equity attributable to unitholders for the periods indicated:

(US$ MILLIONS)	March 31, 2019	December 31, 2018
Limited partners	$1,583	$1,548
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special LP Units held by Brookfield	1,450	1,415
Equity attributable to unitholders	$3,033	$2,963
The following table presents equity attributable to unitholders by segment as at March 31, 2019 and December 31, 2018:

(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
March 31, 2019	$1,485	$846	$268	$434	$3,033
December 31, 2018	$1,493	$977	$359	$134	$2,963

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Liquidity and Capital Resources
We manage our liquidity and capital requirements through cash flows from operations, opportunistically monetizing mature operations, refinancing existing debt and businesses and through the use of credit facilities. We aim to maintain sufficient financial liquidity to be able to meet our on-going operating requirements and to maintain a modest distribution.
Our principal liquidity needs for the next year include meeting debt service payments and funding recurring expenses, required capital expenditures, committed acquisitions and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional investors or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. The "Developments in our Business" section of the MD&A details recent acquisitions announced and completed by the partnership. For example, the partnership, alongside institutional investors, completed the acquisition of Clarios on April 30, 2019 for a purchase price of approximately $13.2 billion. The transaction was funded with $10.2 billion of long-term debt financing and $3 billion of equity, of which we expect our share to be $750 million which will be finalized based on participation of institutional investors.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and access to public and private capital markets. During the first quarter of 2019, we repurchased a nominal amount of units under our NCIB automatic purchase plan.
The following table presents borrowings by segment as at March 31, 2019 and December 31, 2018:

(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
March 31, 2019	$942	$5,687	$3,726	$—	$10,355
December 31, 2018	$1,228	$5,748	$3,890	$—	$10,866
As at March 31, 2019, the partnership had outstanding debt of $10,355 million compared to $10,866 million as at December 31, 2018. The borrowings consist of the following:

(US$ MILLIONS)	March 31, 2019	December 31, 2018
Term loans and credit facilities	$8,065	$8,505
Project financing	563	573
Debentures	494	503
Securitization program	224	260
Senior notes	1,009	1,025
Total Borrowings	$10,355	$10,866
The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving and term operating facilities with variable interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through on-going operations. On a consolidated basis, our operations had borrowings totaling $10,355 million as at March 31, 2019, compared to $10,866 million at December 31, 2018. The decrease of $511 million was primarily due to the classification of our facilities management business as held for sale and is expected to be disposed in the second quarter of 2019. The remaining decrease is attributable to regular debt amortization and revolver paydowns across our businesses.
We finance our assets principally at the operating company level with debt that generally is not recourse to either the partnership or to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving lines of credit, term loans and debt securities with varying maturities, ranging from 1-21 years. The weighted average maturity at March 31, 2019 was 5.6 years and the weighted average interest rate on debt outstanding was 6.5%. As at March 31, 2019, the maximum borrowing capacity of our term loans and credit facilities at the operations and other subsidiaries level was $16.4 billion, of which $10.4 billion was drawn.

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The use of the term loans and credit facilities is primarily related to on-going operations and capital expenditures, and to fund acquisitions. The interest rates charged on these facilities are based on market interest rates. These borrowings include customary covenants based on fixed charge coverage, debt-to-EBITDA ratios and maintaining minimum equity or liquidity levels. Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements of their term loans and credit facilities. In periods of difficult economic conditions, we undertake proactive measures to avoid having any of our operations default under the terms of their facilities, including amending such debt instruments or, if necessary, seeking waivers from the lenders. Our ability to enter into an amendment or, if needed, obtain a waiver or otherwise refinance any such indebtedness depends on, among other things, the conditions of the capital markets and our financial conditions at such time.
The partnership has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $500 million. The credit facility is guaranteed by the partnership, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of the partnership or the Holding LP, that is not otherwise a borrower. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers' acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.75%, or the specified base rate or prime rate plus 2.75%. The credit facility also requires us to maintain a minimum deconsolidated net worth and contain restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). As at March 31, 2019, the credit facility remains undrawn.
In the second quarter of 2018, the partnership amended and restated our bilateral credit facility, increasing it by $575 million to $825 million across an expanded group of banks. In addition to U.S. or Canadian dollars, the credit facility is available in Euros, Sterling, or Australian dollars. Advances under the credit facility bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers' acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facility's maturity date was extended by two years to August 2021. The credit facility is for general corporate purposes and requires us to maintain a minimum tangible net worth and to maintain debt to capitalization ratios at the corporate level. As at March 31, 2019, the credit facility remains undrawn.
The table below outlines the partnership's consolidated net debt to capitalization as at March 31, 2019 and December 31, 2018:

(US$ MILLIONS)	March 31, 2019	December 31, 2018
Borrowings	$10,355	$10,866
Cash and cash equivalents	(1,540)	(1,949)
Net debt	8,815	8,917
Total equity	6,449	6,494
Total capital and net debt	$15,264	$15,411
Net debt to capitalization ratio	58%	58%
The partnership's general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On April 30, 2019, the Board of Directors of the partnership's general partner declared a dividend of $0.0625 per unit payable on June 28, 2019 to unitholders of record as at the close of business on May 31, 2019.
During the first quarter of 2019, the volume weighted average price per unit was $34.09, which was below the previous incentive distribution threshold of $41.96/unit, resulting in an incentive distribution of $nil for the quarter.
Cash Flow
We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if required.

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As at March 31, 2019, we had cash and cash equivalents of $1,540 million, compared to $1,949 million as at December 31, 2018. The net cash flows for the three months ended March 31, 2019 and 2018 were as follows:

	Three Months Ended March 31,
(US$ MILLIONS)	2019	2018
Cash flows provided by (used in) operating activities	$154	$(47)
Cash flows provided by (used in) investing activities	(151)	(121)
Cash flows provided by (used in) financing activities	(367)	503
Effect of foreign exchange rates on cash	(1)	(2)
Net change in cash classified within assets held for sale	(44)	—
Total	$(409)	$333

Revision of comparatives
The comparative cash flow figures for the three months ended March 31, 2018 have been revised for the correction of an immaterial error identified by management related to the reclassification of cash flows from bank overdrafts, from an acquisition completed in May 2017 in our business services segment, within the unaudited interim condensed consolidated statements of cash flow. As a result, $177 million which was previously reported in accounts payable and other within the operating activities line item entitled "changes in non-cash working capital, net", is now being reported within the financing activities line item entitled "proceeds from other credit facilities, net". The correction of the classification in the statement of cash flow is immaterial and had no impact on the partnership’s historical unaudited interim condensed statements of financial position, statements of operating results, statements of comprehensive income, and statements of changes in equity.
The impact of the correction of the classification in the consolidated statement of cash flows for the period ended March 31, 2018 are detailed below:

(US$ MILLIONS)	March 31, 2018
As reported
Changes in non-cash working capital, net	$(228)
Proceeds from other credit facilities, net	—

As corrected
Changes in non-cash working capital, net	$(405)
Proceeds from other credit facilities, net	177
Cash Flow Provided by (Used in) Operating Activities
Total cash flow provided by operating activities for the three months ended March 31, 2019 was $154 million compared to $47 million used in operating activities for the three months ended March 31, 2018. The cash provided by operating activities during the three months ended March 31, 2019 was primarily attributable to the incremental cash generated at Teekay Offshore, GrafTech and our palladium mining operations.
Cash Flow Provided by (Used in) Investing Activities
Total cash flow used in investing activities was $151 million for the three months ended March 31, 2019, compared to $121 million used in the three months ended March 31, 2018. Our investing activities were primarily related to the acquisition of property, plant, and equipment and intangible assets within our industrials and infrastructure segments. This was partially offset by cash proceeds received on net investment hedges in our business services and industrials segments.

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Cash Flow Provided by (Used in) Financing Activities
Total cash flow used in financing activities was $367 million for the three months ended March 31, 2019, compared to $503 million cash flow provided by financing activities for the three months ended March 31, 2018. During the three months ended March 31, 2019, repayments, net of borrowings were $311 million. This primarily consisted of repayments made by GrafTech and Teekay Offshore. The repayments in borrowings were partially offset by an increase in short-term borrowings at Greenergy. In addition, distributions to others who have interests in the operating subsidiaries was $333 million, primarily resulting from the distributions of proceeds on the sale of our Australian energy operation and distributions from Westinghouse.
Off Balance Sheet Arrangements
In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at March 31, 2019, the total outstanding amount was approximately $1.7 billion. If these letters of credit or bonds are drawn upon, our operating subsidiaries will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.
Our construction businesses and other operations are called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, we execute agreements that provide indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and a certain number of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain projects in the Middle East region that were in place prior to the spin-off.  Under these indemnity agreements, Brookfield has agreed to indemnify us or pre-fund, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. On July 3, 2017, a customer called on the performance and advance payment bank guarantee associated with a project in the Middle East for an amount of approximately $32 million. Management successfully contested the claim, which was upheld in local courts. On February 22, 2018, the customer’s appeal of the court’s ruling resulted in the bank guarantees being paid due to the structural form of the guarantee. Management continues to counterclaim through local courts and any loss amount associated with this project cannot be measured and is not probable at this time.
Financial Instruments — Foreign Currency Hedging Strategy
To the extent that it is economical to do so, the partnership's strategy is to hedge a portion of its equity investments and/or cash flows exposed to foreign currencies. The partnerships foreign currency hedging strategy includes leveraging any natural hedges that may exist within the operations, utilizing local currency debt financing to the extent possible, and utilizing derivative contracts to the extent that natural hedges are insufficient.
The following table presents our hedged position in foreign currencies as at March 31, 2019:

	Net Investment Hedges
(US$ MILLIONS)	USD	CAD	AUD	BRL	GBP	EUR	Other
Net Equity	$982	$674	$360	$314	$150	$213	$340
FX Contracts — US$	582	(451)	—	—	(33)	(98)	—
As at March 31, 2019, we had hedges in place equal to approximately 28% of our net equity investment in foreign currencies. For the three months ended March 31, 2019, we recorded pre-tax net losses of $14 million in other comprehensive income, related to these contracts.

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Contractual Obligations
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield private equity’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our contractual obligations as at March 31, 2019:

	Payments as at March 31, 2019
(US$ MILLIONS)	Total	Less than One Year	One-Two Years	Three-Five Years	Thereafter
Borrowings	$10,390	$1,227	$1,053	$2,779	$5,331
Lease liabilities	1,161	200	132	312	517
Interest expense	2,406	492	443	1,083	388
Decommissioning liabilities	927	5	2	7	913
Pension obligations	962	79	83	275	525
Obligations under agreements	1,009	529	303	64	113
Total	$16,855	$2,532	$2,016	$4,520	$7,787
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 17 in the interim financial statements.
Subsequent Events
Subsequent to March 31, 2019, the partnership was party to a number of subsequent events as described in Note 24 in the interim financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
For further reference on accounting policies, critical judgments and estimates, see our significant accounting policies contained in Note 2 of our annual audited consolidated financial statements as at December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016.
Recently adopted accounting standards
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2019.

(i)	Leases
The partnership has applied IFRS 16, Leases ("IFRS 16") as of its effective date of January 1, 2019. The new standard brings most leases on the statement of financial position, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019. The transition impact is outlined in Note 2(c).

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The partnership assesses whether a contract is, or contains, a lease at inception of the contract and recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is a lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the partnership recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.
The lease liability is initially measured at the present value of the future lease payments, discounted using the interest rate implicit in the lease, if that rate can be determined, or otherwise the incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise i) fixed lease payments, including in-substance fixed payments, less any lease incentives; ii) variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date; iii) the amount expected to be payable by the lessee under residual value guarantees; iv) the exercise price of purchase options, if it is reasonably certain that the option will be exercised; and v) payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.
The partnership remeasures lease liabilities and makes a corresponding adjustment to the related right-of-use asset when i) the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; ii) the lease payments have changed due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or iii) a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
The right-of-use asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement date and any initial direct costs. The right-of-use asset is subsequently measured at cost less accumulated depreciation and impairment losses. It is depreciated over the shorter period of the lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the partnership expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts on the commencement date of the lease. The partnership applies IAS 36, Impairment of Assets, to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the PP&E policy.
Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are included in the line "direct operating costs" in the Consolidated Statement of Operations.
The partnership has applied critical judgments in the application of IFRS 16, including: i) identifying whether a contract (or part of a contract) includes a lease; and ii) determining whether it is reasonably certain that lease extension or termination options will be exercised in determining lease terms. The partnership also uses critical estimates in the application of IFRS 16, including the estimation of lease term and determination of the appropriate rate to discount the lease payments.
The partnership has elected to apply the following practical expedients in its application of the standard:

•
To recognize the payments associated with short-term and low value leases on a straight-line basis as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed; and

•	To not allocate contract consideration between lease and non-lease components, but rather account for each lease and non-lease component as a single lease component, on a lease-by-lease basis.

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(ii)	Uncertainty over Income Tax Treatments
In June 2017, the IASB published IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23"), effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. On January 1, 2019, the partnership adopted IFRIC 23 on a modified retrospective basis. The adoption did not have a significant impact on the partnership's financial results.

(iii)	Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3, Business Combinations (“IFRS 3”), effective for annual periods beginning on or after January 1, 2020, with the option to early adopt beginning January 1, 2019. The amendment clarifies the definition of a business and assists entities in determining whether an acquisition is a business combination or an acquisition of a group of assets. The amendment emphasizes that the output of a business is to provide goods and services to customers and also provides supplementary guidance. The partnership adopted the IFRS 3 amendment on January 1, 2019 on a prospective basis and the adoption did not have an impact on the partnership’s consolidated financial statements.
Controls and Procedures
No changes were made in our internal control over financial reporting during the quarter ended March 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at March 31, 2019 and December 31, 2018 and for the three months ended March 31, 2019 and 2018
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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